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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

IOMEGA CORPORATION
(Name of Subject Company)

IOMEGA CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, $0.03-1/3 par value per share
(including associated preferred stock purchase rights)
(Title of Class of Securities)

462030305
(CUSIP Number of Class of Securities)

Jonathan Huberman
Chief Executive Officer
Iomega Corporation
10955 Vista Sorrento Parkway
San Diego, California 92130
(858) 314-7000
(Name, address and telephone number of persons authorized
to receive notices and communications on behalf of the person(s) filing statement)

With Copies to:
Deyan Spiridonov, Esq.
Paul, Hastings, Janofsky & Walker LLP
3579 Valley Centre Drive
San Diego, California 92130
(858) 720-2590

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        (a)  Name and Address.    The name of the subject company is Iomega Corporation, a Delaware corporation ("Iomega" or the "Company"). The address and telephone number of the principal executive offices of Iomega are 10955 Vista Sorrento Parkway, San Diego, California 92130, (858) 314-7000.

        (b)  Securities.    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the common stock of the Company, $0.03-1/3 par value per share (the "Shares"), including the rights associated with the Shares pursuant to the rights agreement dated July 29, 1999 between Iomega and American Stock Transfer and Trust Company, as amended. As of April 21, 2008, there were 54,769,820 Shares outstanding.

Item 2.    Identity and Background of Filing Person.

        (a)  Name and Address.    The filing person of this Schedule 14D-9 is Iomega Corporation. Its address and telephone number are stated in Item 1(a) above.

        (b)  Tender Offer.    This Schedule 14D-9 relates to the tender offer (the "Offer") being made by Emerge Merger Corporation, a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of EMC Corporation, a Massachusetts corporation ("EMC"), to acquire all of the issued and outstanding Shares of the Company at a price of $3.85 per Share in cash, without any interest thereon and less any required withholding taxes (the "Offer Price").

        The Offer is being made on the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of April 8, 2008 (the "Merger Agreement"), by and among Purchaser, EMC and Iomega. The Merger Agreement provides, among other things, for the making of the Offer and, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the merger of Purchaser into the Company (the "Merger"), with the Company surviving as a wholly owned subsidiary of EMC (the "Surviving Corporation"). The consummation of the Offer is conditioned on, among other things, that, (a) at the expiration of the Offer there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares then beneficially owned by EMC or Purchaser, constitutes at least a majority of the total number of the then outstanding Shares (assuming exercise of all then outstanding options) (the "Minimum Conditions"), (b) any applicable waiting period or approvals under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended (the "HSR Act"), and European Commission filings and examinations or any other applicable antitrust, completion or merger control laws has expired or has been terminated or obtained (subject to certain exclusions described in Section 13 of the Schedule TO), and (c) subject to certain exceptions, no event, change or effect shall have occurred after April 8, 2008 that has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole. The Offer is described in greater detail in the Tender Offer Statement on Schedule TO, dated April 24, 2008 and filed with the Securities and Exchange Commission on April 24, 2008 (the "Schedule TO").

        As set forth in the Schedule TO, the address of the principal executive offices of Purchaser and EMC is 176 South Street, Hopkinton, Massachusetts 01748, and their telephone number is (508) 435-1000.

Item 3.    Past Contracts, Transactions, Negotiations and Agreements.

        Except as set forth in this Item 3, or as incorporated by reference herein, as of the date hereof, there are no material agreements, contracts, arrangements or understandings between the Company and (i) its executive officers, directors and affiliates (other than for services as employees, officers and directors) or (ii) Purchaser, EMC or their respective executive officers, directors or affiliates.

        (a)  Arrangements between the Company and Its Current Executive Officers and Directors

  Executive Retention Agreements

  Generally

        The Company previously entered into Executive Retention Agreements (the "Executive Retention Agreements") with Jonathan S. Huberman, the Company's chief executive officer and vice chairman, Thomas D. Kampfer, the Company's chief operating officer and president, and Preston Romm, the Company's vice president of finance and chief financial officer. The Executive Retention Agreements will remain in effect during each executive's employment until the earlier of (1) 24 months after the date of a change in control (as defined to include, among other events, both the consummation of the Offer and the Merger), or (2) the fulfillment of the Company's obligations to the executive if the executive's employment with the Company is terminated within 24 months following a change in control. The Executive Retention Agreements are not employment contracts and do not specify any terms or conditions of employment. Rather, the agreements provide for certain severance benefits to the executive if, during the 24 months following a change in control of Iomega, the executive's employment is terminated by Iomega other than for cause (as defined in each Executive Retention Agreement), or the executive terminates his employment for good reason (as defined in each Executive Retention Agreement).

        If the executive's employment is terminated by the Company without cause or by the executive for good reason within 24 months following a change in control, the executive is entitled to receive (1) accrued compensation through the date of termination; (2) monthly payments for 12 months, 18 months and 24 months for Messrs. Romm, Kampfer and Huberman, respectively, equal to one-twelfth of the executive's highest base salary and highest bonus target during the three-year period prior to the change in control; (3) a continuation of all employee benefits during the for 12 month, 18 month and 24 month period for Messrs. Romm, Kampfer and Huberman, respectively, following employment termination; and (4) any other post-termination benefits which the executive is eligible to receive under any plan or program of the Company. If an executive officer remains at the Company following a change in control, but finds the work environment subjectively unacceptable after a one year transition period, the executive officer has the opportunity (during a limited window) to elect to resign with benefits applicable as if employment was severed. The salary and benefit continuation provisions terminate if the executive becomes engaged in an activity that is competitive with the Company. The agreements provide that the amount of severance benefits payable to the executive shall be reduced by an amount necessary to avoid triggering the excise tax provisions of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, only if such reduction results in greater net after-tax benefits to the executive.

        The Company is also generally required to pay, as incurred, all expenses that the executive reasonably incurs as a result of any dispute relating to the agreement.

        The foregoing summary is qualified in its entirety by reference to the Executive Retention Agreements which are filed as Exhibit (e)(2), Exhibit (e)(3) and Exhibit (e)(4) hereto and are incorporated herein by reference.

  Huberman and Kampfer Agreements

        In connection with the execution of the Merger Agreement, EMC requested that Messrs. Huberman and Kampfer nullify and terminate their respective Executive Retention Agreements (the "Huberman and Kampfer Agreements"), which would have entitled each to the benefits described above in "Executive Retention Agreements—Generally," in consideration for entering into Letter Agreements (as defined below) with EMC (see the section of the this Item 3 entitled "Arrangements between EMC and the Directors and Certain Executive Officers of the Company—Employment

Agreements" for a discussion of the Letter Agreements.) The nullification and termination of the Huberman and Kampfer Agreements will occur at the effective time of the Merger (the "Effective Time") and accordingly, from the consummation of the Offer until the Effective Time, Messrs. Huberman and Kampfer will remain entitled to the benefits described in "Executive Retention Agreements—Generally", if terminated by the Company without cause. With the consent of EMC, on April 8, 2008, the board of directors of the Company (the "Iomega Board") approved the payment of bonuses to Messrs. Huberman and Kampfer in further consideration for their agreement to terminate the Huberman and Kampfer Agreements, effective upon the completion of the Merger. In particular, upon the completion of the Merger, the Company will pay to Mr. Huberman a bonus of $750,000 and will pay to Mr. Kampfer a bonus of $650,000.

  Company Equity Incentive Plans

        The Company maintains various equity incentive plans, including the 2007 Stock Incentive Plan of the Company (the "2007 Stock Incentive Plan"), the 2005 Director Stock Option Plan of the Company (the "2005 Director Stock Option Plan"), the 1997 Stock Incentive Plan of the Company, as amended (the "1997 Stock Incentive Plan"), and the 1995 Director Stock Option Plan of the Company, as amended (the "1995 Director Stock Option Plan" and, collectively with the 2007 Stock Incentive Plan, the 2005 Director Stock Option Plan and the 1997 Stock Incentive Plan, the "Company Equity Incentive Plans"), pursuant to which the Company grants equity-based awards (each, a "Company Option") to its officers, directors, consultants and advisors. Descriptions of the Company Equity Incentive Plans are set forth below.

  2007 Stock Incentive Plan

        The 2007 Stock Incentive Plan authorizes the Company to award up to 5,500,000 Shares in the form of options, restricted stock and other stock-based awards to the Company's employees, officers, directors, consultants and advisors. The 2007 Stock Incentive Plan provides that immediately prior to a change in control event (as defined in the 2007 Stock Incentive Plan to include, among other events, both the consummation of the Offer and the Merger), except to the extent specifically provided to the contrary in any agreement between the option or restricted stock holder and the Company, the vesting schedule will continue as set forth in the instrument evidencing the option or restricted stock. Notwithstanding the foregoing, each option will be immediately exercisable in full and each restricted stock award will immediately become free of all conditions or restrictions, if, on or prior to the second anniversary of the date of the consummation of the change in control event, the option or restricted stock holder resigns for good reason (as defined in the 2007 Stock Incentive Plan) or is terminated without cause (as defined in the 2007 Stock Incentive Plan).

        As of April 15, 2008, the Company's directors and executive officers held, in the aggregate, options to purchase 900,000 Shares under the 2007 Stock Incentive Plan, all of which were unvested as of that date, with exercise prices ranging from $2.81 to $4.15 per share and an aggregate weighted average exercise price of $2.95889 per share.

  2005 Director Stock Option Plan

        The 2005 Director Stock Option Plan authorizes the Company to award up to 500,000 Shares in the form of options to the Company's non-employee directors. The 2005 Director Stock Option Plan provides that in the event of a change of control (as defined in the 2005 Director Stock Option Plan to include, among other events, both the consummation of the Offer and the Merger) one-half of the unvested portion of each outstanding option granted under the 2005 Director Stock Option Plan will become immediately exercisable. According to the terms of the 2005 Director Stock Option Plan, all options which are not exercised at or prior to the occurrence of the change of control will terminate immediately upon the consummation of the change of control.

        As of April 15, 2008, the Company's directors and certain executive officers who previously served as non-employee directors held in the aggregate options to purchase 95,000 Shares under the 2005 Director Stock Option Plan, 56,250 of which were unvested as of that date, with exercise prices ranging from $2.40 to $3.395 per share and an aggregate weighted average exercise price of $2.85079 per share.

  1997 Stock Incentive Plan

        The 1997 Stock Incentive Plan authorizes the Company to award up to 12,000,000 Shares in the form of options and restricted stock to the Company's employees, officers, directors, consultants and advisors.

        Under the standard executive option agreement under the 1997 Stock Incentive Plan, effective immediately prior to an acquisition event (as defined in the 1997 Stock Incentive Plan to include, among other events, both the consummation of the Offer and the Merger), one-half of the unvested portion of each outstanding option granted will become immediately exercisable. If any option is still outstanding after the acquisition event, then on the second anniversary of the acquisition event or if the option holder resigns for good cause (as defined in the standard executive option agreement under the 1997 Stock Incentive Plan) or is terminated without cause (as defined in the standard executive option agreement under the 1997 Stock Incentive Plan), all options become immediately exercisable.

        As of April 15, 2008, the Company's directors and executive officers held, in the aggregate, options to purchase 916,000 Shares under the 1997 Stock Incentive Plan, 364,500 of which were unvested as of that date, with exercise prices ranging from $2.40 to $4.685 per share and an aggregate weighted average exercise price of $3.02265 per share.

  1995 Director Stock Option Plan

        The 1995 Director Stock Option Plan authorizes the Company to award up to 480,000 Shares in the form of options to the Company's non-employee directors. The 1995 Director Stock Option Plan provides that in the event of a change of control (as defined in the 1995 Director Stock Option Plan to include, among other events, both the consummation of the Offer and the Merger) one-half of the unvested portion of each outstanding option granted under the 1995 Director Stock Option Plan will become immediately exercisable. According to the terms of the 1995 Director Stock Option Plan, all options which are not exercised at or prior to the occurrence of the change of control will terminate immediately upon the consummation of the change of control.

        As of April 15, 2008, the Company's directors and certain executive officers who previously served as non-employee directors held, in the aggregate, options to purchase 40,000 Shares under the 1995 Director Stock Option Plan, 6,000 of which were unvested as of that date, with exercise prices ranging from $4.415 to $13.35 per share and an aggregate weighted average exercise price of $7.83625 per share.

        The foregoing summary of the Company Equity Incentive Plans is qualified in its entirety by reference to the individual stock option plan, which are filed as Exhibit (e)(5), Exhibit (e)(6), Exhibit (e)(7) and Exhibit (e)(8) hereto and are incorporated herein by reference.

  Effect of the Merger on Company Options

        Pursuant to the terms of the Merger Agreement, each Company Option outstanding as of the Effective Time will be assumed by EMC and converted into an option (each, an "Assumed Option") to acquire shares of EMC common stock (the "EMC Shares"), par value $0.01 per share. Each Assumed Option will continue to be subject to the terms and conditions set forth in the applicable Company Equity Incentive Plan and the option agreement evidencing such Company Option, except that the number and exercise price of EMC Shares subject to the Assumed Option will be determined as follows: (i) the number of EMC Shares subject to each Assumed Option will be equal to the product of

(a) the number of Shares subject to the original Company Option immediately prior to the Effective Time multiplied by (b) the Option Exchange Ratio (as defined below), with fractional shares rounded down to the nearest whole share; and (ii) the per-share exercise price for the Assumed Option will be equal to (a) the per-share exercise price of the original Company Option divided by (b) the Option Exchange Ratio, rounded up to the nearest whole cent.

        The "Option Exchange Ratio" means the quotient obtained by dividing: (i) $3.85 by (ii) the average closing price of the EMC Shares as listed on the New York Stock Exchange (the "NYSE") for the five trading days ending on (and inclusive of) the trading day that is two trading days prior to (and inclusive of) the date of the closing of the Merger (the "Closing Date").

        The Iomega Board will take appropriate actions under the Company Equity Incentive Plans, including amendments thereto, to implement the provisions of the Merger Agreement related to the assumption of Company Options by EMC. As of April 15, 2008, the Company's directors and executive officers held in the aggregate Company Options to purchase 1,951,000 Shares, 1,326,750 of which were unvested as of that date, with exercise prices ranging from $2.40 to $13.35 per share and an aggregate weighted average exercise price of $3.08356 per share.

  Company Benefit Plans

        The Company maintains various customary benefit plans in which its employees and officers are eligible to participate.

        The Merger Agreement provides that following the Effective Time, and except as set forth in the confidential disclosure letter that the Company delivered in connection with signing the Merger Agreement (the "Company Disclosure Letter"), EMC and Purchaser will provide each employee of the Company or its subsidiaries who continues such employment after the closing of the Merger (the "Closing"), health and welfare benefits that are no less favorable in the aggregate than those provided to similarly situated employees of EMC or its subsidiaries.

        The Merger Agreement further provides that, following the Effective Time, EMC will give employees of the Company and its subsidiaries credit for purposes of eligibility and vesting under any employee policy, program, arrangement or benefit plan maintained by EMC or any subsidiary for such employee's service with the Company and its subsidiary prior to the Closing Date, except to the extent such crediting would result in duplication of benefits. Further, EMC will:

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  waive limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees under any welfare benefit plan (other than those in effect immediately prior to the Closing) that such employees may be eligible to participate in after the Effective Time;

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  provide each such employee with credit for any co-payments and deductibles paid in the plan year in effect as of the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time;

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  make provision for the employees of the Company to use or receive the economic equivalent of the vacation, holiday, sickness and personal days accrued by the employees of the Company under the benefit plans and policies of the Company and its subsidiaries; and

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  assume or cause to be continued in accordance with their terms all existing employment, severance, change of control and salary continuation agreements between the Company or any of its subsidiaries and any current or former officer, director, employee or consultant of the Company or any of its subsidiaries or group of such officers, directors, employees or consultants, in each case, to the extent the Company or its subsidiaries would have been required to perform such agreement.

        EMC also will merge the Company's Retirement and Investment Savings Plan into EMC's 401(k) Savings Plan.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

  Director and Officer Indemnification and Insurance

        The Company's certificate of incorporation and bylaws contain provisions relating to the indemnification and advancement of expenses to officers and directors of the Company in connection with claims arising in connection with such officers' and directors' service on behalf of the Company. In addition, the Company maintains certain directors' and officers' liability insurance policies that cover the officers and directors of the Company.

        The Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation will fulfill and honor in all respects the obligations of the Company pursuant to each indemnification agreement between the Company and its officers and directors that was in effect on the date of the Merger Agreement. Further, in accordance with the Merger Agreement, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions relating to indemnification and advancement of expenses to each individual who prior to or as of the date of the Merger Agreement was an officer or director of the Company in connection with acts or omissions occurring prior to the Effective Time.

        The Merger Agreement further provides that through the sixth anniversary of the Effective Time, EMC will cause the Surviving Corporation to maintain directors' and officers' liability insurance policies covering the same persons covered by the Company's directors' and officers' liability insurance policies as of the date of the Merger Agreement for acts or omissions occurring prior to the Effective Time, on terms that are, in the aggregate, no less favorable to the officers and directors of the Company on the date of the Merger Agreement as those policies maintained by the Company, provided that in no event will the Surviving Corporation be required to spend greater than 125% of the annual premium paid by the Company for such coverage as of the date of the Merger Agreement. In the event such amount is insufficient for the required coverage, then the Surviving Corporation must use reasonable efforts to purchase the maximum amount of coverage that may be obtained with such amount. EMC may satisfy this obligation by purchasing a "tail" policy with a term of six years from the Effective Time, providing no less effective coverage than the previous policy.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

  Designees for the Iomega Board

        The Merger Agreement provides that, effective upon acceptance for payment for any Shares pursuant to the Offer and subject to Section 14(f) and Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), EMC will be entitled to designate up to the number of directors, rounded up to the next whole number, on the Iomega Board, that equals the product of: (1) the total number of directors on the Iomega Board, giving effect to the election of any additional directors, and (2) the percentage that the number of Shares owned by EMC or Purchaser, including Shares accepted for payment, bears to the total number of Shares outstanding. The Company and the Iomega Board will, upon the request of Purchaser subsequent to the acceptance for any Shares pursuant to the Offer, increase the size of the Iomega Board, secure the resignations of directors and remove directors, as necessary, to enable EMC's designees to be elected or appointed to the Iomega Board and will cause EMC's designees to be so elected. Moreover, the Company has agreed to take necessary actions to cause individuals designated by EMC to constitute substantially the same percentage as is on the Iomega Board, on each committee of the Iomega Board, each board of directors of each subsidiary of the Company and each committee of such board of directors of each subsidiary, in each case to the fullest extent permitted by applicable law.

        Following the election or appointment of EMC's designees and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by EMC (the "Continuing Directors"), or the approval of the sole Continuing Director if there is only one Continuing Director, will be required to authorize any material amendment or termination of the Merger Agreement, any material extension or waiver of the time for performance of any obligation or action by EMC or Purchaser under the Merger Agreement, any waiver of the Company's rights under the Merger Agreement or any other action that could materially and adversely affect the rights of the Company's stockholders under the Merger Agreement. Following the election and appointment of EMC's designees to the Iomega Board and until the Effective Time, any actions with respect to the enforcement of the Merger Agreement will be effected only by the action of a majority of the Continuing Directors, or the approval of the sole Continuing Director if there is only one Continuing Director. In the event that there are no Continuing Directors, the above-mentioned authorizations and actions may be effected by a majority vote of the Iomega Board.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

  (b)   Arrangements between the Company and EMC and/or Purchaser

  Merger Agreement

        The summary of the Merger Agreement, the Tender and Voting Agreements (as defined below) contained in Section 11 of the Offer to Purchase and the descriptions of the conditions of the Offer contained in Section 13 of the Offer to Purchase, attached as Exhibit (a)(1)(A) of this Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is attached as Exhibit (e)(1) of this Schedule 14D-9 and incorporated herein by reference.

        The Merger Agreement is attached as Exhibit (e)(1) of this Schedule 14D-9 and is incorporated herein by reference in order to provide security holders with information regarding its terms and is not intended to provide any other factual information about the Company or any other party. In particular, the representations, warranties and covenants contained in the Merger Agreement have been made only for the purpose of the Merger Agreement and, as such, are intended solely for the benefit of the parties to the Merger Agreement. In many cases, these representations, warranties and covenants are subject to limitations agreed upon by the parties and are qualified by certain confidential disclosures exchanged by the parties in connection with the execution of the Merger Agreement. Furthermore, many of the representations and warranties in the Merger Agreement are the result of a negotiated allocation of contractual risk among the parties and, taken in isolation, do not necessarily reflect facts about the Company or any other party. Likewise, any references to materiality contained in these representations and warranties may not correspond to concepts of materiality applicable to security holders. Finally, information concerning the subject matter of these representations and warranties may change after the date of the Merger Agreement and these changes may not be fully reflected in the Company's public disclosures. Security holders are cautioned that they are not third-party beneficiaries under the Merger Agreement and do not have any direct rights or remedies pursuant to the Merger Agreement.

  Nondisclosure Agreements

        The Company and EMC have entered into various nondisclosure agreements from time to time to facilitate the mutual sharing of information in connection with the evaluation and negotiation of various proposed business relationships, including the transactions contemplated by the Merger Agreement.

  Commercial Arrangements between the Company and EMC

        The Company and EMC are party to several commercial agreements that, among other things, govern: (1) the terms and conditions under which the Company may order equipment, software and services from EMC for the Company's general information technology needs; (2) the Company's and EMC's intent to collaborate on initiatives pertaining to network storage solutions for consumers, small and home offices and small and medium businesses; and (3) the terms by which the Company is authorized to bundle specific EMC software with certain of the Company's products and EMC's ensuing responsibilities to the Company and the Company's customers.

  (c)   Arrangements between EMC and the Directors and Certain Executive Officers of the Company

  Tender and Voting Agreements

        Each of Messrs. Huberman, David, Bish, Romm, Kampfer, Nolan and Maurer and Ms. Hardin (each, an "Iomega Insider Stockholder" and collectively, the "Iomega Insider Stockholders") entered into a Tender and Voting Agreement with EMC on April 8, 2008 (the "Tender and Voting Agreements"), as further described below. Pursuant to the Tender and Voting Agreements, each of the Iomega Insider Stockholders has agreed, with respect to all Shares beneficially owned by him or her, to tender such Shares in the Offer and to vote such Shares as further described below. As of April 8, 2008, the Iomega Insider Stockholders held approximately 0.3% of the outstanding Shares.

        Transfer of Shares.    Each Iomega Insider Stockholder has agreed not to cause or permit any transfer of any of his or her respective Shares to be effected except as expressly contemplated by the Tender and Voting Agreements. Further, each Iomega Insider Stockholder has agreed not to deposit (or permit the deposit of) any of his or her respective Shares in a voting trust, grant any proxy or enter into any voting agreement in contravention of the obligations of such Iomega Insider Stockholder under the Tender and Voting Agreements with respect to any of his or her Shares.

        Agreement to Vote Shares.    Pursuant to the Tender and Voting Agreements, each Iomega Insider Stockholder has agreed to cause the holder of record, on any applicable record date, to vote his or her Shares at every meeting of the stockholders of Iomega (1) in favor of the adoption of the Merger Agreement and each of the other actions contemplated by the Merger Agreement; (2) against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement; (3) against any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of Iomega or any subsidiary of Iomega except as such action may relate to the Offer, the Merger and any other transactions contemplated by the Merger Agreement; or similar kind of transaction; any reorganization, recapitalization, dissolution, liquidation or winding up of Iomega, or any subsidiary of Iomega; and (4) against any material change in the capitalization of Iomega or any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any other transactions contemplated by the Merger Agreement.

        Agreement to Tender.    Each Iomega Insider Stockholder has agreed to tender (and not withdraw) the Shares, provided, however, that the Iomega Insider Stockholder will not be obligated to exercise any options to acquire Shares, or to tender Shares if the tender would subject such Iomega Insider Stockholder to liability under Section 16 of the Exchange Act. Prior to the earlier of such date and time as (1) the Merger Agreement shall have been terminated for any reason, (2) the Merger shall have become effective or (3) the Merger Agreement shall have been amended or changed without the Iomega Insider Stockholder's consent, decreasing the Offer Price or materially affecting the Iomega Insider Stockholder (the "Voting Agreement Expiration Date"), the Iomega Insider Stockholder will not tender the Shares into any exchange or tender offer commenced by a third party other than the Purchaser, EMC or any other subsidiary of EMC.

        Agreement Not to Exercise Appraisal Rights.    Each Iomega Insider Stockholder has agreed not to exercise any rights (including, without limitation, under Section 262 of the Delaware General Corporate Law (the "DGCL") to demand appraisal of any his or her Shares that may arise with respect to the Merger.

        Directors and Officers.    The Tender and Voting Agreements do not limit or restrict the Iomega Insider Stockholders in their respective capacities as directors or officers of Iomega from acting in such capacities or voting in such persons' sole discretion on any matter, whether pertaining to the Merger Agreement, the Offer, the Merger or otherwise.

        Irrevocable Proxy.    Concurrently with the execution of the Tender and Voting Agreements, each Iomega Insider Stockholder delivered to EMC an irrevocable proxy with respect to his or her Shares.

        No Ownership Interest.    No rights, ownership or economic benefits of and relating to the Shares shall vest in EMC by virtue of the Tender and Voting Agreements, except to the extent that EMC may be deemed to be the beneficial owner of such Shares pursuant to certain provisions of the Exchange Act.

        Representations and Warranties of the Iomega Insider Stockholders.    Pursuant to the Tender and Voting Agreements, each Iomega Insider Stockholder has made various representations and warranties to EMC regarding, among other things, the following matters:

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  his or her power and authority to execute and deliver the Tender and Voting Agreement and proxy;

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  the absence of conflict or breach resulting from his or her execution and delivery of, and performance of the obligations under, the Tender and Voting Agreement;

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  his or her beneficial ownership of the Shares; and

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  the absence of any action, suit, investigation or proceeding pending or threatened against the Iomega Insider Stockholder that could reasonably be expected to impair his or her ability to comply with the Tender and Voting Agreement.

        No Solicitation; Notification.    Each Iomega Insider Stockholder has agreed not to authorize or permit any investment banker, attorney or other advisor or representative retained by the Iomega Insider Stockholder to take any action or omit to take any action in contravention of the obligations of Iomega under, or to circumvent the purposes of, Section 8.3(a) of the Merger Agreement which governs solicitations with respect to possible acquisition proposals. Further, each Iomega Insider Stockholder agrees to promptly notify EMC of any development that would reasonably be expected to cause any breach of any of the representations and warranties of the Iomega Insider Stockholder contained in the Tender and Voting Agreement.

        Termination.    The Tender and Voting Agreements and proxies granted thereunder shall terminate as of the Voting Agreement Expiration Date.

        The foregoing summary is qualified in its entirety by reference to the complete text of the form of Tender and Voting Agreement, which is included as Exhibit (e)(9) hereto and is incorporated herein by reference.

  Employment Agreements

        EMC required the retention of certain Company employees as a condition to entering into the Merger Agreement. Therefore, concurrently with the execution of the Merger Agreement, EMC entered into separate letter agreements with two executive officers of the Company, Messrs. Jonathan S. Huberman and Thomas D. Kampfer (the "Letter Agreements"). The Letter

Agreements, which are effective and contingent upon the consummation of the Merger, contain terms (as described in greater detail below) relating to the employment of Messrs. Huberman and Kampfer following the Effective Time.

  Base Salary

        Pursuant to the Letter Agreements, Messrs. Huberman and Kampfer will receive a base salary at an annual rate of $508,750 and $381,213, respectively, and will continue to receive bonuses in accordance with the Company's 2008 Corporate Bonus Plan with an annual incentive target of $508,750 and $285,910, respectively. Each of Messrs. Huberman and Kampfer will be transitioned to the EMC bonus program starting in 2009, with no reduction in annualized target incentive opportunity.

  Retention Bonuses

        Moreover, pursuant to the Letter Agreements, each of Messrs. Huberman and Kampfer will be entitled to receive a retention bonus in the amounts described below (the "Retention Bonuses"), if, and only if (but subject to the conditions below), each is employed by EMC on each of the payment dates or if employment is terminated due to death or disability (as defined in each executive's Letter Agreement):

  •
  Mr. Huberman is entitled to receive up to an aggregate of $3,000,000 payable as follows: (i) $250,000, payable within two pay periods following a 90-day period after the Effective Time, (ii) $1,250,000, payable within two pay periods following the first anniversary of the Effective Time, and (iii) $1,500,000, payable within two pay periods following the second anniversary of the Effective Time. In the event Mr. Huberman resigns for good reason (as defined in Mr. Huberman's Letter Agreement) or is terminated by EMC without cause (as defined in Mr. Huberman's Letter Agreement), before his Retention Bonus is paid in full, he will receive a lump sum payment equal to the total unpaid amount.

  •
  Mr. Kampfer is entitled to receive up to an aggregate of $1,100,000 payable as follows: (i) $250,000, payable within two pay periods following a 90-day period after the Effective Time, (ii) $250,000, payable within two pay periods following a 6-month period after the Effective Time, and (iii) $600,000, payable within two pay periods following the first anniversary of the Effective Time. In the event Mr. Kampfer resigns for good reason (as defined in Mr. Kampfer's Letter Agreement) or is terminated by EMC without cause (as defined in Mr. Kampfer's Letter Agreement), before his Retention Bonus is paid in full, he will receive a lump sum payment equal to the total unpaid amount.

  Options and Restricted Stock Awards

        The Letter Agreements with Messrs. Huberman and Kampfer each provide that a recommendation will be made to the compensation committee of EMC's board of directors that such executive will be granted stock options and restricted stock units following the Effective Date. The details of the grant recommendations are as follows:

  •
  Mr. Huberman will receive: (i) an option to purchase 50,000 shares of EMC at the fair market value as of the date of the grant, vesting, subject to continued employment, ratably in five installments over five years on each anniversary date of the grant; and (ii) 100,000 restricted stock units, vesting, subject to continued employment, ratably in three installments subject to the achievement of certain performance objectives.

  •
  Mr. Kampfer will receive: (i) a nonqualified option to purchase 25,000 shares of EMC at the fair market value as of the date of the grant, vesting, subject to continued employment, ratably in five installments over five years on each anniversary date of the grant; and (ii) 25,000 restricted stock units, vesting, subject to continued employment, ratably in three installments subject to the achievement of certain performance objectives.

  Termination Benefits

        Moreover, the Letter Agreements provide that each of Messrs. Huberman and Kampfer will be entitled to receive certain benefits in the amounts described below, if terminated by EMC without cause or if such executive resigns for good reason (as defined in each executive's Letter Agreement) within the 24 months following the Effective Time:

  •
  Mr. Huberman is entitled to receive for 24 months: (i) his base salary plus target bonuses; (ii) continued health benefits for himself and his family, in accordance with the terms of the applicable plan, as if he remained an active employee of EMC; and (iii) outplacement services of up to an aggregate of $25,000 (only in the event he is terminated by EMC without cause); provided, however, that none of the foregoing benefits will be provided from and after the date Mr. Huberman violates EMC's key employee agreement and/or engages in a competitive activity (as defined in Mr. Huberman's Letter Agreement).

  •
  Mr. Kampfer is entitled to receive for 18 months: (i) his base salary plus target bonuses; (ii) continued health benefits for himself and his family, in accordance with the terms of the applicable plan, as if he remained an active employee of EMC; and (iii) outplacement services of up to an aggregate of $25,000 (only in the event he is terminated by EMC without cause); provided, however, that none of the foregoing benefits will be provided from and after the date Mr. Kampfer violates EMC's key employee agreement and/or engages in a competitive activity (as defined in Mr. Kampfer's Letter Agreement).

        The Letter Agreements further provide that each of Messrs. Huberman and Kampfer will be entitled to receive severance in accordance with EMC practice, if terminated by EMC other than for cause (as defined in each executive's Letter Agreement) after 24 months but before 48 months following the Effective Time; provided, however, that such severance shall not be less than the payment to Messrs. Huberman and Kampfer of 12 months of his then-current base salary and pro-rated bonus.

  Non-Competition Agreements

        Messrs. Huberman and Kampfer separately entered into non-competition agreements, dated April 8, 2008 (the "Non-Competition Agreements"), that prohibit each of Messrs. Huberman and Kampfer from engaging in any form of competitive activity in the removable media storage device and network attached storage market serving the consumer and small business segment of the market for a period of 18 months following the date on which either of them leave the employ of EMC, provided such cessation of employment occurs within four years of the consummation of the Merger. As consideration for entering into the Non-Competition Agreements, each of Messrs. Huberman and Kampfer is to receive $250,000 as consideration.

        The foregoing summary of the Letter Agreements is qualified in its entirety by reference to the individual Letter Agreements and the form of Non-Competition Agreement, which are filed as Exhibit (e)(10), Exhibit (e)(11) and Exhibit (e)(12) hereto and are incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

  (a)   Recommendation

        The Iomega Board unanimously recommends that you accept the Offer and tender your Shares pursuant to the Offer. After careful consideration by the Iomega Board, including a thorough review of the Offer with its outside legal and financial advisors and the Company's senior management, at a meeting held on April 8, 2008, the Iomega Board, among other things:

  •
  authorized the execution, delivery and performance of the Merger Agreement and all of the transactions contemplated thereby, including the Offer and the Merger;

  •
  determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company's stockholders;

  •
  approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, and in accordance with the DGCL; and

  •
  determined to recommend that the Company's stockholders accept the Offer, tender their Shares to EMC pursuant to the Offer, approve the Merger and adopt the Merger Agreement.

        A letter to the Company's stockholders communicating the Iomega Board's recommendation is filed herewith as Exhibit (a)(2)(A) and is incorporated herein by reference in its entirety.

  (b)   Background and Reasons for the Recommendation

  Background of the Transaction

        The terms and conditions of the Merger Agreement and related agreements are the result of arm's length negotiations between the Company and EMC. Set forth below is a summary of the background of these negotiations and certain related matters preceding these negotiations.

        The Iomega Board has regularly assessed the Company's strategic alternatives by considering market opportunities, the overall state of the Company's business, the future of the Company's industry and the best interests of the Company's stockholders. While the Iomega Board believes that the transaction with EMC is in the best interests of the Company's stockholders and unanimously recommends that the Company's stockholders tender their shares in the Offer, from time to time in the past, the Company's management, with the guidance of the Iomega Board, has had conversations with other parties to explore opportunities to improve the competitive position of the Company, including potential acquisitions or dispositions, joint ventures or other strategic transactions.

        The Company cannot identify these parties by name due to the Company's confidentiality obligations and therefore the Company refers to these parties in this section with generic aliases. None of the parties, or their affiliates, contacted by the Company or its representatives prior to or during negotiations with EMC, is an affiliate of the Company.

  Historical Background

        At a meeting in 2003, the Iomega Board discussed the future of the Company in light of the continuing decline and technical obsolescence of the Zip drive product line of the Company's business, which at the time represented its only profitable product line. Launched in 1995, the Zip drive helped build the Iomega brand, providing sales of over $1 billion per year from 1997 through 1999. However, beginning in 2003, as the Zip drive was nearing the end of its product life and in the absence of other growing, profitable product lines, the Company became unprofitable. The Iomega Board believed that the Company did not have other business prospects or products to offset the nearly 50% per year decline of the Zip drive product line and was concerned with the ability of the Company to return to profitability in the face of such losses. At that time, the Iomega Board authorized a process to seek strategic alternatives in an effort to maximize stockholder value. The Iomega Board retained an investment banking firm in April 2003 to direct this process.

        The Company's investment banking firm proceeded to contact a total of 33 potential partners, including potential strategic and financial partners. These entities included public and private, national and international corporations, as well as private equity firms. These potential partners were selected based on, among other things, their experience with the Company's business, strategic fit and their perceived ability to complete a potential transaction. The Company entered into mutual confidentiality agreements with interested parties and held meetings, telephone conference calls or both with each of them. Of all of the entities contacted, the Company received non-binding indications of interest from two parties, Private Equity Firm A and Private Equity Firm B. Both of these parties made indications of interest at below-market prices, and declined to offer any premium in connection with an acquisition of the Company. On July 9, 2003, the Iomega Board formally rejected both of their offers. Later that month, the Iomega Board ultimately decided to suspend the process of actively seeking strategic alternatives and to declare a $5.00 per share cash dividend on the Company's common stock.

        In January 2004, a U.S. corporation, Company A, contacted the Company about the possibility of the Company purchasing the tape drive sector of Company A's business. Over the next two months, representatives of the two companies engaged in preliminary negotiations regarding a potential transaction. However, in March 2004, the negotiations came to an end when the companies were unable to agree on a preliminary range of valuation.

        In February 2004, while the negotiations with Company A were in progress, Company B, a manufacturer of tape drives owned by one of the private equity firms originally contacted by the Company's investment banking firm, contacted the Company's investment banking firm to suggest a strategic combination of the Company and Company B. The chief executive officers of the two companies engaged in discussions regarding the potential merger, but these discussions were eventually terminated due to the lack of agreement on approach and strategy.

        In June 2005, the Company entered into a strategic supply and original equipment manufacturer, or OEM, agreement to permit Company C, a public corporation, to incorporate the Company's REV drives into a new line of professional video products. Prior to entering into this agreement, in April 2005 at the National Association of Broadcaster's trade show, representatives of the two companies began discussions relating to the possibility of Company C acquiring the Company. The Iomega Board believed that, given the strategic importance of video capture and media to the overall professional video workflow, the potential synergies of a business combination between the two companies were strong.

        Over the next two months representatives of the Company and Company C continued discussions related to a potential business combination. Company C conducted preliminary due diligence, examining the Company's financial, product, operational and legal information, as provided upon request. However, in August 2005, the discussions were terminated by Company C due to the delays experienced by Company C with its new product line and its lack of interest in the Company's product lines other than the REV technology.

        While discussions with Company C were still in progress, in August 2005, the Company's management contacted a French public corporation engaged in the external storage market, Company D, regarding the possibility of a merger between the Company and Company D. Company D declined to engage in any discussions regarding a strategic transaction at that point in time.

        In September 2005, the Company was contacted by an investment banker representing a subsidiary of a Hong Kong private seller of optical media and branded storage products, Company E. The Company's management engaged in discussions relating to a potential acquisition of Company E by the Company, believing there were significant synergies between the two companies. There were a series of meetings between members of both management teams and an exchange of business and financial information. In November 2005, the Company submitted a non-binding initial indication of interest along with a valuation range for the acquisition. Company E ultimately rejected the Company's proposal and instead accepted a higher all-cash offer by a third party in December 2005.

        Also during September 2005, the Company's management was introduced to a consulting firm that specialized in facilitating acquisitions of companies by private equity firms. From September until December 2005, the consulting firm conducted an assessment of the Company, but no agreement was entered into because of the firm's concern with the Company's continued lack of profitability.

        In the first quarter of 2006, the Company underwent a major overhaul of its operations. The changes were led by a new management team, which replaced all but one of the senior executives. The new management team introduced a number of changes to the Company's operations including re-working the organizational design of the Company, reducing the time to market of products, revamping the entire external storage product line and the supply chain, and replacing many of the Company's former supply partners. As a result of these and other changes, by the third quarter of 2006 the Company had again become a growing, profitable enterprise, and by the fourth quarter of the same year realized year-over-year quarterly revenue growth for the first time since 1998.

        In September 2006, the Company's management contacted one of the private equity firms previously contacted by the Company's investment banking firm in 2003, Private Equity Firm C, regarding the possibility of Private Equity Firm C's acquiring the Company. The Company's management believed that a number of the companies in Private Equity Firm C's portfolio could benefit from the leverage and use of the Iomega brand name. In the course of discussions between the Company and Private Equity Firm C, Private Equity Firm C proposed that the Company should acquire one of the firm's portfolio companies. The Company conducted a review of that company's business, but decided to terminate discussions in November 2006 because of a concern with the declining revenue stream of the business of that company.

        Concurrent with the discussions with Private Equity Firm C, Mr. Huberman again contacted the chief executive officer of Company D regarding a potential strategic transaction between the two companies. The chief executive officer of Company D expressed interest in a possible transaction, and the two companies' management teams met in Paris from October 16 to 18, 2006. The discussions with Company D continued until November 2006, at which point Company D terminated the discussions over concerns regarding the cost, complexity and potential business distraction of completing a transaction.

  The Transaction with ExcelStor and the Selling Shareholders

        In 2003, the Company entered into a supply agreement with ExcelStor Great Wall Technology Limited, a Cayman Islands company, and Shenzhen ExcelStor Technology Limited, a People's Republic of China ("PRC") company (together with their subsidiaries, "ExcelStor") pursuant to which ExcelStor agreed to manufacture the Company's REV drives and disks. Pursuant to that agreement, ExcelStor has manufactured the Company's REV product line since its launch in April 2004.

        Recognizing the potential synergies between the Company and its supplier, in May 2006, the Company's management met with representatives of ExcelStor and suggested an alliance between the Company and ExcelStor. The Company's management believed such an alliance would allow the Company to benefit from the access to ExcelStor's products and allow ExcelStor to benefit from the distribution of the Company's REV and network-attached storage, or NAS, products into China.

        In November 2006, Mr. Huberman and Mr. Kampfer met with representatives of ExcelStor to discuss a strategic alliance of the two companies, and to discuss the possibility of the Company's distributing ExcelStor's internal hard drives into India and Russia. On November 16 and 17, 2006, Messrs. Huberman and Kampfer traveled with Eddie Lui, ExcelStor's chief executive officer, to Beijing to meet with the chairman of ExcelStor and president of China Electronics Corporation ("CEC"), Dr. Zhao Xiong Chen.

        On December 18, 2006, the Company and ExcelStor executed a mutual confidentiality agreement.

        After these discussions, Dr. Chen and ExcelStor contacted the Company's management to indicate an interest in continuing discussions with a goal towards completing a strategic transaction. From January 8 to 10, 2007, Messrs. Huberman and Kampfer met with Mr. Lui and Sam Leung, ExcelStor's vice president of business development, at the International CES trade show in Las Vegas to discuss the business strategy of a potential combination of the two companies.

        On January 17, 2007, the two companies' respective executive teams and investment bankers met in Irvine, California to discuss potential timelines, due diligence and valuation methodologies. At this meeting, the parties recognized that ExcelStor would be required to convert its financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and to have those financial statements audited. A process and timeline for the conversion of the financials was discussed.

        From January 29 to 31, 2007, Messrs. Huberman and Lui traveled to Beijing to meet with Dr. Chen and Mr. Lu Ming of Great Wall Technology Company Limited, a PRC company, to discuss the strategic rationale for the transaction and the valuation of the transaction.

        On February 9, 2007, Jones Day, legal counsel to ExcelStor ("Jones Day"), delivered to the Company a non-binding term sheet proposing, among other things, that the selling shareholders of ExcelStor (the "Selling Shareholders") would own 60% of the combined company and would appoint a majority of the board of directors of the combined company.

        On February 13, 2007, the Iomega Board met, and Stephen David, chairman of the board, proposed the formation of a special committee to facilitate rapid decision-making and support for the potential strategic transaction with ExcelStor. After a discussion as to the membership of the special committee, the Iomega Board elected Mr. David, Reynolds Bish and Robert Berkowitz as members of the special committee and granted to the special committee the power to provide guidance to the Company's management as needed in connection with the approval and review of matters related to the potential strategic transaction with ExcelStor.

        Also at that meeting, Mr. Huberman presented an update concerning the potential transaction with ExcelStor, including a review of the information provided to the Company by ExcelStor. Members of the Iomega Board asked a number of questions concerning the transaction. Mr. Huberman informed the Iomega Board that no definitive agreement was likely to be reached unless and until the Company had received U.S. GAAP financials from ExcelStor for their fiscal year ended December 2006.

        At a telephonic meeting of the entire Iomega Board held on March 7, 2007, at which Messrs. Kampfer and Romm and Ron S. Zollman, the Company's general counsel and secretary, were also present, Mr. Huberman presented a business development update. He noted that the discussions with ExcelStor were progressing slowly, but stressed that the delays were not due to any lack of mutual interest between the companies.

        From April 21 to 24, 2007, Messrs. Huberman and Kampfer traveled to Macau and Shenzhen to meet with Mr. Lui and other members of the ExcelStor management team. At these meetings, the parties discussed their ongoing business as well as some of the business terms and conditions of the potential strategic transaction.

        On May 22, 2007, as part of a regularly scheduled meeting of the Iomega Board, Mr. Deyan Spiridonov, a partner at Paul, Hastings, Janofsky & Walker LLP ("Paul Hastings"), outside legal counsel to the Company, made a presentation to the Iomega Board related to its fiduciary duties in the context of the potential transaction with the Selling Shareholders. Mr. Spiridonov emphasized to the Iomega

Board that the proposed transaction with the Selling Shareholders would effectively represent a change-of-control transaction for the Company and outlined for the Iomega Board its duties and the legal framework under Delaware law for maximizing stockholder value in change-of-control transactions. The Iomega Board engaged in a detailed discussion with the participation of the Company's management about the various strategic and tactical issues related to maximizing stockholder value. Members of the Iomega Board asked Mr. Spiridonov questions about market practice in structuring change-of-control transactions in order to maximize stockholder value. Following the discussion, the Iomega Board gave guidance to the Company's management and Paul Hastings that the Company should continue with a pre-signing market check for any potential purchasers of the Company and that any potential transaction with the Selling Shareholders must provide the Company with the ability to consider and accept other offers which are superior from a financial point of view.

        On June 8, 2007, Mr. Kampfer met with Messrs. Lui and Leung in Taipei to discuss the status of the potential strategic transaction and to continue the dialogue regarding the combined business strategy. From June 24 to 29, 2007, Mr. Romm traveled to Hong Kong and Shenzhen to review the status of the financial due diligence and to review the conversion and audit of ExcelStor's financials into U.S. GAAP numbers.

        On July 2 and 3, 2007, representatives of the companies, and their advisors, met in Los Angeles to discuss the terms and conditions for the potential strategic transaction and a non-binding "term sheet" that could serve as the basis to prepare a definitive share purchase agreement. Messrs. Huberman, Kampfer, Romm and Zollman attended the meeting. From ExcelStor, Messrs. Lui, Yang (chief financial officer) and Leung attended the meeting.

        From July 10 to 13, 2007, Messrs. Huberman and Lui again traveled to Beijing to meet with Dr. Chen. At this meeting, the three executives discussed the proposed business strategy for the combined company and the potential management and organization of the combined company. On the topic of board composition, Dr. Chen suggested a nine member board, with five appointed by ExcelStor and four appointed by the Company's other stockholders.

        On July 11, 2007, Paul Hastings delivered the first draft of the definitive share purchase agreement to Jones Day. Between July 11 and August 20, 2007, Paul Hastings and Jones Day exchanged multiple drafts of the share purchase agreement and negotiated the principal legal terms of the transaction.

        The Iomega Board convened on August 20 and 21, 2007. Also present at the meeting were Messrs. Kampfer, Romm and Zollman. During the meeting Messrs. Huberman, Kampfer, Romm and Zollman all presented updates of the potential strategic transaction with ExcelStor. Their presentations included the current legal terms of the transaction, schedules for future milestones, outstanding diligence materials and a description of the diligence conducted to date.

        On August 21, 2007, Mr. Spiridonov of Paul Hastings detailed for the Iomega Board certain key deal terms and negotiations, including terms related to indemnity rights and fairness opinions. Mr. Spiridonov also gave an evaluation of the relative reasonableness of the legal terms and discussed the Iomega Board's fiduciary duties and ability to consider alternative proposals.

        On August 27, 2007, ExcelStor received an audit opinion for fiscal years 2004, 2005 and 2006 in U.S. GAAP numbers from their auditors, BDO McCabe Lo Ltd.

        On September 19 and 20, 2007, Messrs. Huberman and Kampfer traveled with Mr. Lui to Beijing to meet with Dr. Chen and Mr. Lui to again review the proposed business strategy for the combined company. Messrs. Huberman and Kampfer separately met with Mr. Lui to review the prior strategy discussions, deal timing and to outline a management structure for the combined company. A top level organizational structure and roles for the senior executives of each company were discussed.

        Between September 1 and November 13, Paul Hastings and Jones Day exchanged multiple additional drafts of the share purchase agreement and the parties negotiated specific legal terms related to termination fees, the ability of the Iomega Board to withdraw its recommendation, the ability of the Iomega Board to consider superior proposals, the concentration of ExcelStor revenue in one customer and the impact of certain accounting issues under U.S. GAAP.

        On November 7 and 8, 2007, a meeting of the Iomega Board was held. All directors attended and Messrs. Zollman and Kampfer were also in attendance. Mr. Romm was present on November 7, 2007, and representatives of Thomas Weisel Partners LLC, the Company's financial adviser ("Thomas Weisel Partners"), and Paul Hastings were also present for portions of the meeting. During the meeting, the representatives of Thomas Weisel Partners made a presentation of financial information and analyses related to the ExcelStor transaction. Mr. Romm discussed the tax synergies of the transaction as well as the possibility that an audit of the Company's performance for a portion of 2007 would be required in order to obtain the approval of the Hong Kong Stock Exchange ("HKSE") in connection with the proposed transaction. Messrs. Huberman, David and Zollman then answered questions related to the deal terms, the structure of the board of directors of the combined company, the implementation of the lead independent director proposals and potential third-party bidders.

        On November 13, 2007, the Iomega Board held a telephonic meeting to review the status of the ExcelStor transaction. A majority of the directors were present at the meeting along with Messrs. Kampfer, Romm and Zollman and representatives of Thomas Weisel Partners and Paul Hastings. Prior to the meeting Mr. Zollman had provided the entire Iomega Board with a memorandum summarizing the key terms of the ExcelStor transaction including the stock exchange structure, the total consideration, the closing conditions of both the Company and ExcelStor, the termination conditions and fees, indemnity provisions and other material terms. Mr. Huberman provided an update regarding the status of the HKSE approval and the definitive agreement. He explained that the Company's management and counsel were still working to finalize the terms of the share purchase agreement as well as the HKSE pre-signing approvals in order to have the transaction ready for a vote of the Iomega Board.

        On November 13, 2007, Messrs. David, Huberman and Romm traveled to New York to meet with Messrs. Lui and Yang. The parties discussed strategy topics, deal timing, board composition, the role of the lead independent director and audit committee composition.

        On December 11, 2007, the Iomega Board convened telephonically, along with the Company's entire executive team consisting of Messrs. Kampfer, Romm and Zollman, as well as representatives of Thomas Weisel Partners and Paul Hastings. The meeting began with an update by Mr. Huberman regarding the status of the pending transaction. HKSE approval for the announcement of the transaction was expected but had not yet been received by ExcelStor.

        Mr. David then suspended the meeting to await the approval of the HKSE. Approximately two hours later, the meeting was reconvened and Mr. David informed the Iomega Board that the HKSE had granted the approval to announce the transaction. Following the receipt of the HKSE approval, the Iomega Board then unanimously approved the share purchase agreement and the related transactions.

        Following the approval of the share purchase agreement and related transactions by the Iomega Board, the Selling Shareholders, ExcelStor and the Company executed the share purchase agreement on December 12, 2007 (the "Purchase Agreement"). Prior to the opening of trading on the NYSE on December 12, 2007, the Company issued a press release announcing the execution of the Purchase Agreement.

        Shortly after the announcement of the execution of the Purchase Agreement, the Company and ExcelStor began working to prepare drafts of the regulatory filings related to the transaction contemplated by the Purchase Agreement and the proxy statement for the stockholders' meeting of the

Company. The joint effort to prepare the regulatory filings and the proxy statement continued over the next several months, through March 2008.

  The Transaction with EMC Corporation

        On June 19, 2007, Joel Schwartz, EMC's senior vice president & general manager, common storage platform operations, met with Jonathan Huberman, the Company's chief executive officer, to discuss the ongoing business relationship between EMC and the Company with respect to EMC's Retrospect® software and potentially with respect to EMC's new LifeLine™ network storage operating system. In light of EMC's apparent strategic interest in becoming more active in the consumer, small business market segment, Mr. Huberman suggested to Mr. Schwartz that EMC consider a strategic transaction with the Company. Mr. Schwartz took the suggestion under advisement.

        Approximately three weeks later, Mr. Schwartz invited the Company's management to visit EMC to explore Mr. Huberman's suggestion and to review preliminary due diligence materials regarding the Company. On July 30 and 31, 2007, Messrs. Huberman, Kampfer and Romm met with Mr. Schwartz and representatives from EMC's corporate development, product marketing and LifeLine engineering groups to review preliminary due diligence on the Company. After discussions, EMC indicated to Mr. Huberman that it had decided to terminate acquisition discussions, which discussions were terminated completely between the Company and EMC in August 2007.

        The parties continued their pre-existing business relationship, which included discussions of Retrospect and LifeLine opportunities, as well as a new product collaboration around on-line backup and storage services. On January 4, 2008, EMC and the Company entered into an OEM agreement which allows the Company to embed LifeLine software into its multi-drive network storage products.

        Thereafter, on March 5, 2008, the Company received an unsolicited non-binding indication of interest from EMC. The indication of interest stated that EMC was prepared to offer to acquire, in an all-cash tender offer, the outstanding common stock of the Company for up to $3.25 per share, assuming a total of approximately 54.8 million outstanding shares, subject to, among other things, satisfactory completion of due diligence, the approval of a post-acquisition plan for the acquisition, the negotiation of definitive documentation and the receipt of any necessary corporate approvals by each party. Pursuant to the terms of the Purchase Agreement, the Company was required to provide prompt notice to the Selling Shareholders and ExcelStor after the receipt of any acquisition proposal, as defined in the Purchase Agreement. On March 6, 2008, the Company provided such notice to the Selling Shareholders and ExcelStor informing them of the receipt of the unsolicited EMC indication of interest.

        On March 9, 2008, the Iomega Board held a telephonic meeting to review the EMC indication of interest. Also present at the meeting were Messrs. Kampfer, Romm and Zollman, as well as representatives from Thomas Weisel Partners and Paul Hastings. After receiving presentations from the Company's legal and financial advisors, the Iomega Board determined by unanimous vote that the EMC indication of interest did not reasonably constitute a superior proposal, as defined in the Purchase Agreement. The Iomega Board reached its conclusion based upon valuation of the proposed transactions and its view that the proposed due diligence contingencies were overly broad. Prior to the opening of trading on the NYSE on March 10, 2008, the Company issued a press release announcing the receipt of the EMC indication of interest and the Iomega Board's decision that the indication did not reasonably constitute a superior proposal as defined in the Purchase Agreement.

        On March 13, 2008, the Company received a second unsolicited non-binding indication of interest from EMC modifying the terms of the initial EMC indication of interest of March 5, 2008 (the "March 13 Offer"). The March 13 Offer stated that EMC was prepared to offer to acquire, in an all-cash tender offer, the outstanding common stock of the Company for up to $3.75 per share, assuming a total of approximately 54.8 million shares outstanding, subject to completion of due diligence, negotiation of definitive documentation and the receipt of any necessary corporate approvals by each party.

        On March 14, 2008, the Iomega Board held a telephonic meeting to review the March 13 Offer. In addition to the directors, present at the meeting were Messrs. Kampfer, Romm and Zollman, as well as representatives from Thomas Weisel Partners and Paul Hastings. At the meeting, the Iomega Board, after receiving presentations from Thomas Weisel Partners and Paul Hastings, determined that the March 13 Offer from EMC would reasonably constitute a superior proposal, as defined in the Purchase Agreement. The Iomega Board also determined that, pursuant to the terms of the Purchase Agreement, the Company should proceed to furnish information to, and enter into discussions with, EMC to determine whether the Company and EMC could reach a definitive agreement on the terms of the proposed tender offer and related back-end merger. Mr. Huberman confirmed that the Iomega Board had approved the Company's management's retention of Thomas Weisel Partners to aid in the evaluation of the EMC indication of interest.

        Pursuant to the terms of the Purchase Agreement, the Company was required to provide at least two business days' notice to the Selling Shareholders and ExcelStor prior to entering into discussions with or furnishing any information to any third party regarding an acquisition proposal, as defined in the Purchase Agreement, if the Iomega Board determined in good faith that such proposal or offer would reasonably constitute a superior proposal, as defined in the Purchase Agreement, and the Company obtained an executed confidentiality agreement from the third party. On March 14, 2008, the Company provided such notice to the Selling Shareholders and ExcelStor informing them that the Iomega Board had concluded in good faith that the March 13 Offer would reasonably constitute a superior proposal, as defined in the Purchase Agreement, and that the Company intended to furnish information to and enter into discussions with EMC in connection with the March 13 Offer subject to obtaining an executed confidentiality agreement from EMC.

        On March 17, 2008, prior to the opening of trading on the NYSE, the Company issued a press release announcing the receipt of the March 13 Offer and the Iomega Board's determination that the indication of interest would reasonably constitute a superior proposal, as defined in the Purchase Agreement.

        On March 19, 2008, the Company and EMC entered into a confidentiality agreement and, beginning on that date and continuing throughout the negotiation process, Iomega made available to EMC and its representatives an electronic data room containing due diligence materials regarding Iomega. Pursuant to the terms of the Purchase Agreement, the Company then entered into negotiations with EMC. Commencing on March 19, 2008, representatives of EMC met with Iomega's management and technical teams and advisers to begin a financial, operational and legal due diligence review of the Company.

        On March 27, 2008, EMC delivered to the Company a draft merger agreement. From March 27 through April 7, 2008, EMC and the Company and their representatives negotiated and exchanged multiple drafts of the definitive merger agreement and related documents in connection with the proposed transaction, including the tender and voting agreements and the employment agreements with certain executives of the Company.

        On April 2, 2008, the Company received a new proposal from the Selling Shareholders and ExcelStor. In their proposal, the Selling Shareholders and ExcelStor stated that they were prepared to amend the terms of the Purchase Agreement. They proposed three revisions to the Purchase Agreement. The first revision was that the percentage of controlling interest in the Company that the Selling Shareholders would receive in the transaction was reduced from 60% to 55%. The second revision was that the Purchase Agreement be amended to permit the Company to declare and pay a cash dividend (from the Company's current cash balances) of up to $0.75 per share of the Company's common stock payable to its existing stockholders. Additionally, the proposal requested that the

Purchase Agreement be amended to provide for a five business day notice period in the event the Iomega Board intended to change its recommendation to the Company's stockholders with regards to the Purchase Agreement and the transaction contemplated thereby, or in the event the Iomega Board decided to terminate the Purchase Agreement to enter into a superior proposal, as defined in the Purchase Agreement.

        On April 4, 2008, the Iomega Board held a telephonic meeting to review the new proposal from the Selling Shareholders and ExcelStor and to compare it to the March 13 Offer. Also present at the meeting were Messrs. Kampfer, Romm and Zollman, as well as representatives from Thomas Weisel Partners and Paul Hastings. After a lengthy discussion with input from the representatives of both Thomas Weisel Partners and Paul Hastings, the Iomega Board reaffirmed its view that the March 13 Offer would reasonably constitute a superior proposal, as defined by the Purchase Agreement, but also concluded that the difference between the two proposals had narrowed.

        Later that same day, the Company received an increased valuation proposal from EMC (the "April 4 Offer") of $3.85 per share in cash. From April 4 to April 7, 2008, EMC and the Company finalized all remaining issues in the merger agreement to the mutual satisfaction of EMC and the Company.

        On the morning of April 6, 2008, the Iomega Board held a telephonic meeting to review the April 4 Offer. In addition to the Company's directors, present at the meeting were Messrs. Kampfer, Romm and Zollman, as well as representatives from Thomas Weisel Partners and Paul Hastings. Mr. Huberman reviewed various matters with the Iomega Board related to the April 4 Offer, including the status of discussions with EMC, tax matters, the proposed employment agreements for certain executives and the process for independent directors to supervise discussions about proposed executive compensation in the event of an acquisition of the Company by EMC. The representatives from Thomas Weisel Partners then gave a presentation discussing the April 4 Offer. After a review of the legal considerations by the representatives from Paul Hastings, the Iomega Board unanimously determined that the April 4 Offer constituted a superior proposal, as defined in the Purchase Agreement.

        Pursuant to the terms of the Purchase Agreement, the Company was required to provide 48-hours notice to the Selling Shareholders and ExcelStor prior to changing its recommendation to the Company's stockholders with regards to the transaction contemplated by the Purchase Agreement or entering into a written agreement with a third party related to an acquisition proposal. At around 10 a.m. Pacific Time on April 6, 2008, the Company provided such notice to the Selling Shareholders and ExcelStor informing them that the Iomega Board had determined that the April 4 Offer constituted a superior proposal and the reasons for their determination.

        On April 6 and April 7, the Company and EMC and their representatives finalized all legal documentation for the transaction. During the morning of April 8, 2008, and prior to a pending meeting of the Iomega Board, EMC advised the Company that EMC was ready and willing to execute and deliver the Merger Agreement and the related documents to the transaction, subject only to the termination by the Company of the Purchase Agreement in accordance with its terms.

        On April 8, 2008, the entire Iomega Board held a telephonic meeting. In addition to the directors, present at the meeting were Messrs. Kampfer, Romm and Zollman, as well as representatives from Thomas Weisel Partners and Paul Hastings. The representatives from Thomas Weisel Partners delivered their oral opinion to the Iomega Board that the consideration to be received by the stockholders of the Company (other than EMC, Purchaser, the Company, any subsidiary thereof or any stockholder who demands and perfects appraisal rights) in the Offer and Merger was fair to the stockholders of the Company from a financial point of view, as of the date thereof. The Iomega Board then determined, by unanimous vote, to terminate the Purchase Agreement and to approve the payment of the $7.5 million termination fee, as required by the Purchase Agreement. The Iomega Board also unanimously determined to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and to recommend that the Company's stockholders accept the Offer and tender their shares pursuant to the Offer.

        Promptly after the conclusion of the Iomega Board meeting, the Company sent via wire transfer the $7.5 million termination fee to the Selling Shareholders. Subsequently, the Company sent notice to the Selling Shareholders and ExcelStor informing them that the Iomega Board had, subject to the payment of the termination fee, unanimously voted to terminate the Purchase Agreement and to enter into a written agreement with EMC, and that effective immediately the Company was exercising its right to terminate the Purchase Agreement.

        Following the payment of the termination fee and the delivery of the termination notice to the Selling Shareholders and ExcelStor, EMC, Purchaser and the Company executed the Merger Agreement, the directors and executive officers of the Company and EMC executed the tender and voting agreements and certain executive officers of the Company and EMC executed employment agreements on April 8, 2008. After the close of trading on the NYSE, on April 8, 2008, the Company and EMC issued a joint press release announcing the entry into the Merger Agreement, and the Company issued a press release announcing termination of the Purchase Agreement and the payment of the $7.5 million termination fee to the Selling Shareholders.

  Reasons for Recommendation

        In reaching its decisions to terminate the Purchase Agreement, to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and to recommend that the Company's stockholders accept the Offer and tender their Shares to EMC pursuant to the Offer, the Iomega Board, in consultation with the Company's management and legal and financial advisors, considered a number of strategic, financial, governance and other factors, which the Iomega Board viewed as collectively supporting its decision to approve the Merger Agreement and the transactions contemplated thereby. A description of these factors is set forth below.

  Strategic Factors

        The Iomega Board considered a number of strategic factors that supported its decision to approve the Merger Agreement and the transactions contemplated thereby, including the following:

  •
  the risks and uncertainties faced by the Company in its efforts to increase stockholder value as an independent company, including risks and uncertainties relating to the Company's ability to launch and obtain market acceptance for new products, the impact of significant competition from companies with greater capital and resources, including primary competitors as much as 30 times larger than the Company, the effects of consolidation of major competitors in the Company's industry, a lack of scale and sufficient resources to invest in research and development and marketing to further build the Company's brand and a general weakening of economic conditions in 2008;

  •
  the status and reputation of EMC as the world's leading developer and provider of information infrastructure technology and solutions and the opportunity for the Company's business to invest in, complement and expand the business of the combined company; and

  •
  the determination that, in light of the foregoing, the Company's prospects and anticipated competitive position as a standalone entity were less favorable to the Company's stockholders than the transactions contemplated by the Merger Agreement.

  Financial Factors

        The Iomega Board considered a number of financial factors that supported its decision to approve the Merger Agreement and the transactions contemplated thereby, including the following:

  •
  information concerning the recent and historical market price performance of the Company's common stock, as well as views of market analysts regarding the Company;

  •
  information concerning the prices paid in comparable transactions involving other comparable companies, as well as the trading performance of the stock of comparable companies in the industry; and

  •
  information concerning the price per share to be received by holders of the Company's common stock pursuant to the Offer and the Merger, taken together.

  Governance Factors

        The Iomega Board considered a number of governance factors that supported its decision to approve the Merger Agreement and the transactions contemplated thereby, including the following:

  •
  the provisions contained in the Merger Agreement relating to the composition of the Iomega Board following the completion of the Offer but prior to the consummation of the Merger, which allow EMC to designate a specified number of directors but require the approval of the remaining Continuing Directors to authorize on behalf of the Company any amendments to the Merger Agreement or changes to the terms of the transactions contemplated thereby;

  •
  the arrangements pursuant to which each of Mr. Huberman and Mr. Kampfer will continue to be involved with the combined company, with Mr. Huberman remaining employed as the president and Mr. Kampfer remaining employed as the chief operating officer of EMC's new Consumer/Small Business Products Division; and

  •
  the governance similarities between the Company and EMC, including the fact that EMC, like the Company, is listed on, and subject to, the rules and regulations of the NYSE.

  Potential Strategic Alternatives; Superiority Over ExcelStor Transaction

        The Iomega Board considered the available potential strategic alternatives to the transactions contemplated by the Merger Agreement, such as internal development opportunities and other possible business combination alternatives, including the transactions contemplated by the Purchase Agreement (collectively, the "ExcelStor Transaction"). Ultimately, the Iomega Board determined, on the basis of a number of factors, that the transactions contemplated by the Merger Agreement were the best strategic fit available to the Company and represented a superior proposal when compared to the ExcelStor Transaction. These factors included the following:

  •
  the fact that the Merger Agreement was entered into following an extensive and competitive process conducted by the Company (with the assistance of its various advisors) from April 2003 through March 2008 to evaluate its strategic alternatives, during which time the Company contacted over thirty potential financial and strategic partners (including EMC);

  •
  the fact that, despite the various contacts made by the Company, only two prospective buyers (excluding the Selling Shareholders and EMC) showed interest in acquiring the Company but ultimately failed to offer adequate market prices;

  •
  the Iomega Board's belief that the price per share to be received by the Company's stockholders pursuant to the Offer and the Merger, taken together, which represents a premium of 44.7%, 41.4%, 33.6% and 28.8%, respectively, to the Company's closing stock price for the period one day, and the Company's average closing prices for the period one week, one month and three months prior to the initial public announcement of EMC's expression of interest to acquire the Company, constitutes the most favorable offer to the Company's stockholders received by the Company to date and is highly attractive in light of the Company's recent and historical market performance and business prospects;

  •
  the Iomega Board's belief that the structure of the transactions contemplated by the Merger Agreement presents a higher certainty of a prompt closing and significantly less risk associated with necessary regulatory approvals as compared to the ExcelStor Transaction;

  •
  the risks and uncertainties involved in the ExcelStor Transaction, including risks and uncertainties that the anticipated cost savings, operational synergies and other benefits expected in connection with the ExcelStor Transaction may not be fully realized, risks and uncertainties relating to ExcelStor's significant dependence on a single customer and significant risks and uncertainties relating to the integration of the management teams, strategies, cultures and business organizations of the Company and ExcelStor, the inherent risks of launching new products from ExcelStor affiliates that were not related to storage or the Company's current markets; and

  •
  the departure from CEC, the ultimate parent company of the ExcelStor entities, of the executive sponsor of the ExcelStor Transaction following the execution of the Purchase Agreement, which created additional risks and uncertainties regarding the regulatory approval process in the PRC and the Company's potential ability to partner with CEC.

  Terms of the Merger Agreement

        The Iomega Board considered the terms of the Merger Agreement, which it determined to be fair and reasonable to the Company's stockholders, including each of the following terms:

  •
  the price per share to be received by the Company's stockholders pursuant to the Offer and the Merger, taken together, which (as referenced above) represents a premium of 44.7%, 41.4%, 33.6% and 28.8%, respectively, to the Company's closing stock price for the period one day, and the Company's average closing stock price for the periods, one week, one month and three months, prior to the initial public announcement of EMC's expression of interest to acquire the Company;

  •
  the availability of appraisal rights for stockholders who comply with all of the procedures under Delaware law and who do not tender their Shares in the Offer;

  •
  the provisions obligating EMC to assume all Company Options that are outstanding as of the Effective Time of the Merger;

  •
  the absence of any financing condition or contingency on EMC's obligation to consummate the Offer and the Merger;

  •
  the provisions relating to the Company's ability to request extensions of the Offer under certain circumstances in the event that the conditions to EMC's obligation to consummate the Offer are not satisfied as of the initial expiration date of the Offer;

  •
  the representations and warranties of EMC contained in the Merger Agreement, including representations and warranties relating to EMC's financial ability to pay the consideration due to the Company's stockholders pursuant to the Offer and the Merger;

  •
  the provisions relating to the composition of the Iomega Board following the completion of the Offer but prior to the consummation of the Merger, which (as referenced above) allow EMC to designate a specified number of directors but require the approval of the remaining Continuing

    Directors to authorize on behalf of the Company any amendments to the Merger Agreement or changes to the terms of the transactions contemplated thereby;

  •
  the provisions that permit the Iomega Board, on the terms and conditions of the Merger Agreement, to change or withdraw its recommendation contained in this Schedule 14D-9 as necessary to comply with its fiduciary duties in light of any superior proposal received by the Company;

  •
  the provisions that permit the Company, on the terms and conditions of the Merger Agreement, to terminate the Merger Agreement under certain circumstances, including where the Company has received and intends to accept a superior proposal;

  •
  the circumstances under which a termination fee is payable by the Company; and

  •
  the conditions to the completion of the transactions contemplated by the Merger Agreement and the likelihood that those conditions will be satisfied.

  Opinion of Financial Advisor

        The Iomega Board considered the oral opinion of Thomas Weisel Partners as to the fairness, from a financial point of view as of April 8, 2008, of the consideration to be received by the Company's stockholders (other than EMC, Purchaser, the Company, any subsidiary thereof or any stockholder who demands and perfects appraisal rights) in the Offer and the Merger. For a detailed description of the opinion, which is attached hereto as Exhibit (a)(2)(B), see the section titled "Opinion of Thomas Weisel Partners" on page 25 of this Schedule 14D-9. The Iomega Board also considered the presentation, dated April 8, 2008, of Thomas Weisel Partners with respect to the financial analyses performed by Thomas Weisel Partners in connection with such opinion.

  Regulatory Approvals

        The Iomega Board considered the regulatory approvals required to complete the transactions contemplated by the Merger Agreement, including those required by the HSR Act, and applicable non-U.S. antitrust or competition laws or regulations, and the belief of the Company's management that the transactions contemplated by the Merger Agreement would be approved by the requisite authorities in a timely fashion and without the imposition on any party of a burdensome condition to the approval.

  Other Factors

        The Iomega Board considered the foregoing factors, which it judged as weighing in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, against a number of other factors identified in its deliberations, which it judged as weighing negatively against the Merger Agreement and the transactions contemplated by the Merger Agreement, including the following:

  •
  the possibility that the transactions contemplated by the Merger Agreement might not be completed or might be unduly delayed, as well as the potential adverse consequences to the Company if the transactions contemplated by the Merger Agreement are not completed or are unduly delayed;

  •
  the fact that the price per share to be received by the Company's stockholders pursuant to the Offer and the Merger will be taxable to the Company's stockholders for U.S. federal income tax purposes;

  •
  the fact that the nature of the Offer and the Merger as an all-cash transaction means that the Company's stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company, unless they acquire common stock of EMC;

  •
  the contractual restrictions contained in the Merger Agreement on the conduct of the Company's business prior to the completion of the transactions contemplated by the Merger Agreement, which may limit the Company's ability to pursue business opportunities that it would otherwise pursue;

  •
  the possibility that the Company could be required to pay a termination fee of $7.5 million to EMC in connection with the termination of the Merger Agreement under certain circumstances specified in the Merger Agreement; and

  •
  the fact that, in order to terminate the Purchase Agreement, the Company paid to the Selling Shareholders a termination fee of $7.5 million, which is only reimbursable to the Company by EMC in whole or in part, in certain circumstances specified in the Merger Agreement.

        After considering the foregoing factors, the Iomega Board determined that they could be mitigated or managed by the Company and/or EMC following the completion of the transactions contemplated by the Merger Agreement, were reasonably acceptable under the circumstances or, in light of the anticipated benefits, were unlikely to have a material adverse impact on the transactions contemplated by the Merger Agreement. As a result, the Iomega Board likewise determined that these factors were significantly outweighed by the potential benefits of the transactions contemplated by the Merger Agreement.

        Although this discussion of the factors considered by the Iomega Board is believed to include the material considerations weighed by the Iomega Board, it is not intended to be exhaustive and may not include all of the factors considered by the Iomega Board in reaching its determination to approve the Merger Agreement and the transactions contemplated by the Merger Agreement. In addition, the Iomega Board did not find it useful to, and did not attempt to, quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and its stockholders. Instead, the Iomega Board based its ultimate determination on the totality of the information presented to and factors considered by it. In addition, individual members of the Iomega Board may have given different weights to different factors.

        In considering the determination by the Iomega Board that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and its stockholders, the Company's stockholders should be aware that certain members of the Iomega Board and certain officers of the Company have arrangements that may cause them to have interests in the transactions contemplated by the Merger Agreement that are different from, or are in addition to, the interests of the Company's stockholders generally. See the section titled "Past Contracts, Transactions, Negotiations and Agreements" beginning on page 1 of this Schedule 14D-9.

  Opinion of Thomas Weisel Partners

        In March 2008, the Company retained Thomas Weisel Partners to act as the Company's financial advisor in connection with the possible sale of the Company to EMC. On April 8, 2008, Thomas Weisel Partners delivered to the Iomega Board its oral and written opinion that, as of the date of its opinion, and subject to and based upon the assumptions made, matters considered, procedures followed and limitations on the review undertaken as set forth in its opinion, the consideration to be received by the stockholders of the Company (other than EMC, Purchaser, the Company, any subsidiary thereof or any stockholder of the Company who demands and perfects their appraisal rights under Delaware law) in the Offer and the Merger was fair to such stockholders from a financial point of view.

        The full text of the written opinion of Thomas Weisel Partners, dated April 8, 2008, which sets forth the assumptions made, matters considered, procedures followed and limitations on the review undertaken by Thomas Weisel Partners is attached as Exhibit (a)(2)(B) to this Schedule 14D-9. You should read this opinion carefully and in its entirety. This summary of the Thomas Weisel Partners opinion is qualified in its entirety by reference to the full text of the opinion.

        Thomas Weisel Partners has directed its opinion to the Iomega Board. The opinion does not constitute a recommendation to any stockholder as to whether or not any such stockholder should tender their Shares in connection with the Offer. The opinion addresses only the financial fairness of the consideration to be received by such stockholders, as of the date of the opinion. The Company determined the consideration to be received by the stockholders of the Company through negotiations with EMC. The Company did not impose any limitations on Thomas Weisel Partners with respect to the investigations made or procedures followed in rendering its opinion. Further, the Company did not request the advice of Thomas Weisel Partners with respect to alternatives to the Offer or the Merger, and Thomas Weisel Partners' opinion does not address the relative merits of the Offer, the Merger or any alternatives to these transactions, or the Company's underlying decision to proceed with or effect the Offer, the Merger, any other transaction as compared to the Offer or the Merger, or any other aspect of the transactions contemplated by the April 8, 2008 draft of the Merger Agreement provided to Thomas Weisel Partners by the Company. In addition, the opinion does not address the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Company; nor does it address the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by, or any equity issued to, any of Company's officers, directors or employees, or any class of such persons, in connection with the Offer or the Merger relative to the consideration payable in such transactions. In furnishing its opinion, Thomas Weisel Partners did not admit that it is an expert within the meaning of the term "expert" as used in the Securities Act of 1933, as amended (the "Securities Act"), nor did it admit that its opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act. The Thomas Weisel Partners opinion includes statements to this effect.

        In connection with its opinion, Thomas Weisel Partners, among other things:

  •
  reviewed certain publicly available financial and other data with respect to the Company, including certain consolidated financial statements and certain other relevant financial and operating data relating to the Company made available to Thomas Weisel Partners from published sources and from the internal records of the Company;

  •
  reviewed the financial terms and conditions of the April 8, 2008 draft of the Merger Agreement provided to Thomas Weisel Partners by the Company;

  •
  compared the Company from a financial point of view with certain other companies which Thomas Weisel Partners deemed to be relevant;

  •
  considered the financial terms, to the extent publicly available, of selected recent business combinations which Thomas Weisel Partners deemed to be comparable, in whole or in part, to the Offer and the Merger;

  •
  reviewed and discussed with representatives of the Company's management certain information of a business and financial nature regarding the Company, which information was furnished to Thomas Weisel Partners by the Company, including certain financial forecasts and related assumptions of the Company;

  •
  made inquiries regarding and discussed the Offer, the Merger and related matters with the Company's outside counsel;

  •
  reviewed the reported price and trading activity for the Shares; and

  •
  performed such other analyses and examinations as Thomas Weisel Partners deemed appropriate.

        In preparing its opinion, Thomas Weisel Partners did not assume any responsibility to independently verify, and Thomas Weisel Partners did not independently verify, the information referred to above, and, with the Company's consent, Thomas Weisel Partners relied on the information being accurate and complete.

        Thomas Weisel Partners also made the following assumptions, in each case with the Company's consent:

  •
  with respect to the financial forecasts for the Company provided to Thomas Weisel Partners by the Company's management, upon the advice of the Company's management, Thomas Weisel Partners assumed for purposes of its opinion that (a) these forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of the Company's management at the time of preparation as to the future financial performance of the Company, and (b) these forecasts provide a reasonable basis upon which Thomas Weisel Partners could form its opinion;

  •
  that there have been no material changes in the Company's assets, financial condition, results of operations, business or prospects since the respective dates of the last financial statements made available to Thomas Weisel Partners;

  •
  that the Offer and the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations; and

  •
  that the Offer and the Merger will be consummated in accordance with the terms described in the April 8, 2008 draft of the Merger Agreement provided to Thomas Weisel Partners by the Company, without any further amendments thereto, and without waiver by the Company, EMC or Purchaser of any of the conditions to such party's obligations thereunder.

        In addition, for purposes of Thomas Weisel Partners' opinion:

  •
  the Company prepared financial forecasts it provided to Thomas Weisel Partners in connection with the review by Thomas Weisel Partners of the Offer and the Merger and advised Thomas Weisel Partners that the Company does not publicly disclose internal management forecasts of the type so provided. The Company also advised Thomas Weisel Partners that these forecasts were not prepared with a view toward public disclosure. In addition, the Company advised Thomas Weisel Partners that these forecasts were based upon numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in these forecasts. These forecasts are the responsibility of the Company, and Thomas Weisel Partners did not and does not assume any responsibility or liability for these forecasts;

  •
  Thomas Weisel Partners, who acted as a financial advisor only and who is not a legal, tax, regulatory or actuarial advisor, relied on, without independent verification, advice of the Company's counsel and independent accountants as to all legal and financial reporting matters with respect to the Company, the Offer, the Merger and the April 8, 2008 draft of the Merger Agreement provided to Thomas Weisel Partners by the Company, including the legal status and financial reporting of litigation involving the Company;

  •
  Thomas Weisel Partners did not assume responsibility for making an independent evaluation, appraisal or physical inspection of the assets or liabilities (contingent or otherwise) of the Company, nor was Thomas Weisel Partners furnished with any of these appraisals; and

  •
  the Thomas Weisel Partners' opinion was based on economic, monetary, market and other conditions as in effect on, and the information made available to Thomas Weisel Partners as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Thomas Weisel Partners has not assumed any obligation to update, revise or reaffirm its opinion.

        The following represents a brief summary of the material financial analyses performed by Thomas Weisel Partners in connection with providing its oral opinion and the preparation of its written opinion. Some of the summaries of financial analyses performed by Thomas Weisel Partners include information presented in tabular format. In order to fully understand the financial analyses performed by Thomas Weisel Partners, the Company's stockholders should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Thomas Weisel Partners.

  Public Company Analysis

        Based on public and other available information, Thomas Weisel Partners calculated the multiples of enterprise value, which Thomas Weisel Partners defined as equity value plus debt less cash and cash equivalents, to calendar year ("CY") 2008 and 2009 revenues and earnings before interest, taxes, depreciation and amortization ("EBITDA") for public companies in the storage and customer premise equipment hardware sector. Thomas Weisel Partners also calculated the ratio of price to calendar year 2008 and 2009 estimated earnings per share for companies in the storage and customer premise equipment hardware sector. Thomas Weisel Partners believes that the eight companies listed below have operations similar to some of the operations of the Company, but noted that none of these companies have the same management, composition, size or combination of businesses as the Company:

  •
  D-Link Corporation

  •
  Imation Corporation

  •
  Logitech International S.A.

  •
  NETGEAR, Inc.

  •
  Option NV

  •
  Plantronics, Inc.

  •
  Seagate Technology LLC

  •
  Western Digital Corporation

        The following table sets forth the multiples indicated by this analysis:

	3rd Quartile	Average	Median	1st Quartile
Enterprise Value to:
Estimated CY 2008 Revenues	0.92x	0.79x	0.69x	0.54x
Estimated CY 2009 Revenues	0.85x	0.73x	0.63x	0.53x
Estimated CY 2008 EBITDA	7.4x	6.5x	5.3x	4.8x
Estimated CY 2009 EBITDA	5.8x	5.7x	4.8x	4.5x
Price to:
Estimated CY 2008 Earnings per Share	13.3x	10.7x	9.7x	7.5x
Estimated CY 2009 Earnings per Share	11.5x	10.0x	10.2x	8.0x

        While the public company analysis compared the Company to eight companies in the storage and customer premise equipment hardware sector, Thomas Weisel Partners did not include every company that could be deemed to be a participant in these same industries, or in the specific sectors of these industries. Thomas Weisel Partners reviewed the third quartile, average, median and first quartile statistics for the comparable companies, grouping to determine appropriate high and low multiples for each statistic.

        Thomas Weisel Partners noted that the implied trading multiples to the Company's enterprise value are 0.38x estimated CY 2008 revenues, 0.35x estimated CY 2009 revenues, 11.3x estimated CY 2008 EBITDA and 8.0x estimated CY 2009 EBITDA. Thomas Weisel Partners also noted that the implied trading multiples to the Company's equity value are 18.7x estimated CY 2008 net income and 12.2x estimated CY 2009 net income.

  Precedent M&A Analysis

        Based on public and other available information, Thomas Weisel Partners calculated the multiples of enterprise value to last twelve months ("LTM") revenues, LTM EBITDA, forward twelve months ("FTM") revenues and equity value to FTM net income implied in the following six comparable M&A transactions of storage, computing and hardware companies that have been announced since January 1, 2005:

Announcement Date	Name of Acquirer	Name of Target
08/27/07	Acer, Inc.	Gateway, Inc.
06/28/07	Western Digital Corporation	Komag Corporation
08/08/06	Brocade Communications Systems	McData Corporation
05/02/06	Quantum Corporation	Advanced Digital Information Corp.
12/21/05	Seagate Technology	Maxtor Corporation
06/02/05	Sun Microsystems, Inc.	Storage Technology Corporation

        The following table sets forth the multiples indicated by this analysis:

	3rd Quartile	Average	Median	1st Quartile
Enterprise Value to:
LTM Revenues	1.16x	0.87x	0.98x	0.61x
LTM EBITDA	13.7x	11.0x	11.8x	8.3x
FTM Revenues	1.12x	0.87x	1.03x	0.63x
Equity Value to:
FTM Net Income	27.1x	20.9x	18.8x	16.5x

        Thomas Weisel Partners reviewed the third quartile, average, median and first quartile statistics for the precedent M&A transactions, grouping to determine appropriate high and low multiples for each statistic.

  Premiums Paid Analysis

        Thomas Weisel Partners reviewed the consideration paid in 34 comparable acquisitions involving an equity value between $100 million and $500 million announced since January 1, 2004. Thomas Weisel Partners calculated the premiums paid in these transactions over the closing stock price of the acquired company for the period one day, and the average closing stock price for the period one week, one month and three months prior to the announcement of the acquisition offer.

	Premium One Day prior to Announcement	Premium One Week prior to Announcement	Premium One Month prior to Announcement	Premium Three Months prior to Announcement
3rd Quartile	31.5%	36.6%	40.1%	45.7%
Average	23.1%	27.2%	28.7%	30.9%
Median	19.9%	21.7%	27.4%	29.9%
1st Quartile	7.0%	13.1%	10.8%	14.5%

        Thomas Weisel Partners reviewed the third quartile, average, median and first quartile statistics for the premiums paid on comparable acquisitions to determine appropriate high and low multiples for each statistic. Thomas Weisel Partners noted that the premiums implied by the Offer and the Merger were 44.7%, 41.4%, 33.6% and 28.8% over the Company's closing stock price for the period one day, and the average closing stock price for the period one week, one month and three months prior to the initial public announcement of EMC's expression of interest to acquire the Company.

        No company or transaction used in the public company, precedent M&A or premiums paid analyses is identical to the Company or the Offer and the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which the Company and the Offer and the Merger are being compared.

  Discounted Cash Flow Analysis

        Thomas Weisel Partners used financial cash flow forecasts of the Company for calendar years 2008 through 2014, as estimated by the Company's management, to perform a discounted cash flow analysis. In conducting this analysis, Thomas Weisel Partners assumed that the Company would perform in accordance with these forecasts. Thomas Weisel Partners first estimated the terminal value of the projected cash flows by applying multiples to the Company's estimated EBITDA, which multiples ranged from 5.0x to 7.0x. Thomas Weisel Partners then discounted the cash flows projected and the terminal values to present values using discount rates ranging from 12.0% to 18.0%. This analysis indicated a range of enterprise values, which were then increased by the Company's estimated net cash, to calculate a range of equity values. These equity values were then divided by fully diluted shares outstanding to calculate implied equity values per share ranging from $3.58 to $4.45. Thomas Weisel Partners noted that the value of the consideration to be received by the Company's stockholders in the Offer and the Merger was $3.85 per Share.

        The foregoing description is only a summary of the analyses and examinations that Thomas Weisel Partners deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Thomas Weisel Partners. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Thomas Weisel Partners believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Company. In addition, Thomas Weisel Partners may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Thomas Weisel Partners with respect to the actual value of the Company.

        In performing its analyses, Thomas Weisel Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Thomas Weisel Partners are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Thomas Weisel Partners with respect to the financial fairness of the consideration to be received by the Company's stockholders (other than EMC, Purchaser, the Company, any subsidiary thereof or any stockholder who demands and perfects appraisal rights) in the Offer and the Merger, as of the date of Thomas Weisel Partners' opinion, and were provided to the Company in connection with the delivery of the Thomas Weisel Partners' opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

        As described above, Thomas Weisel Partners' opinion and presentation were among the many factors that the Iomega Board took into consideration in making its determination to approve the Merger Agreement and the transactions contemplated thereby, and to recommend that the Company's stockholders tender their Shares to EMC pursuant to the Offer, approve the Merger and adopt the Merger Agreement.

        The Company has agreed to pay Thomas Weisel Partners a fee of $2,000,000, a significant portion of which is contingent upon the completion of the Offer and the Merger, and includes a fee of $650,000 that was paid upon delivery of the fairness opinion. The Company was aware of this fee structure and took it into account in considering the Thomas Weisel Partners opinion and in approving the Offer and the Merger. Further, the Company has agreed to reimburse Thomas Weisel Partners for its reasonable out-of-pocket expenses and to indemnify Thomas Weisel Partners, its affiliates and their respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under the federal securities laws.

        In the ordinary course of its business, Thomas Weisel Partners actively trades the equity securities of the Company and EMC for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities. Thomas Weisel Partners has performed various investment banking services for the Company, including acting as the Company's financial advisor in connection with the Company's agreement to acquire 100% of the issued and outstanding equity interests in ExcelStor. Mr. Michael W. Brown, a director of EMC, is also a director of Thomas Weisel Partners Group, Inc., the parent company of Thomas Weisel Partners.

  (c)   Intent to Tender

        To the best of the Company's knowledge, after reasonable inquiry, all of the Company's executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer (other than Shares held directly or indirectly by other public companies, as to which the Company has no knowledge or Shares for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the Merger.

Additionally, as more fully described in Item 3 above, our directors and certain of our executive officers have entered into Tender and Voting Agreements pursuant to which they have agreed to tender all of their Shares pursuant to the terms of the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)  Financial Advisor.    The Company engaged Thomas Weisel Partners as its financial advisor in connection with the transactions contemplated by the Merger Agreement pursuant to a letter agreement dated March 14, 2008. Pursuant to this letter agreement, the Company agreed to pay Thomas Weisel Partners $2,000,000 on successful completion of the transactions contemplated by the Merger Agreement and this amount includes a fee of $650,000 that was paid upon delivery of their fairness opinion. In addition, the Company agreed to reimburse Thomas Weisel Partners for its reasonable expenses, including attorneys' fees.

Item 6.    Interest in Securities of the Subject Company.

        (a)  Securities Transactions.    To the best of the Company's knowledge, no transactions in the Shares have been effected within the past 60 days prior to the date of this Schedule 14D-9 by the Company or any executive officer, director, affiliate or subsidiary of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        (a)  Subject Company Negotiations.    Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

        Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Iomega Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

  (a)   Information Statement

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser of certain persons to be appointed to the Iomega Board other than at a meeting of the Company's stockholders and is incorporated herein by reference.

  (b)   Top-Up Option

        Subject to certain terms and conditions set forth in the Merger Agreement, Iomega has granted to Purchaser an irrevocable option (the "Top-Up Option") to purchase up to that number of Shares (the "Top-Up Option Shares") that, when added to the number of Shares owned by EMC, Purchaser and any of their respective affiliates immediately following consummation of the Offer, will constitute one share more than 90% of the Shares outstanding immediately prior to the time Purchaser accepts for payment and pays for any Shares tendered and not withdrawn pursuant to the Offer (the "Acceptance Date") (including any unexercised options to acquire Shares outstanding immediately prior to the Acceptance Date and after giving effect to the issuance of the Top-Up Option Shares), at a purchase price per Top-Up Option Share equal to the Offer Price, payable in cash. The exercise of the Top-Up Option is subject to EMC or Purchaser beneficially owning at least 75% of the number of Shares then outstanding and to the condition that the Top-Up Option be exercisable for a number of Shares not in excess of the total authorized and unissued Shares.

        The Top-Up Option may be exercised by Purchaser, whether in whole or in part, in accordance with the procedures set forth in the Merger Agreement, at any time after the Acceptance Date and prior to the earlier of the Effective Time, and the termination of the Merger Agreement in accordance with its terms. The purchase price for the Top-Up Option Shares will be payable by EMC or Purchaser by delivery of, at their option, (a) immediately available funds by wire transfer, or (b) issuance of a promissory note, bearing simple annual interest at 5% and due on the first anniversary of the closing of the purchase of the Top-Up Option Shares by Purchaser, plus payment in cash in the amount of the aggregate par value of the Top-Up Option Shares by Purchaser.

        The Top-Up Option is intended to expedite the completion of the Merger by permitting the Merger to occur pursuant to Delaware's short-form merger statute at a time when the approval of the Merger at a meeting of Iomega's stockholders would be assured because of Purchaser's ownership of a majority of outstanding Shares following completion of the Offer.

  (c)   Anti-Takeover Statutes and Provisions

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

        In accordance with the provisions of Section 203, the Iomega Board has approved the Merger Agreement, Offer and the Merger, as described in Item 4 above, and the other transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the transactions contemplated by the Merger Agreement. In addition, the Iomega Board resolved that to the fullest extent of its power and authority and to the extent permitted by law, neither the Offer nor the Merger nor any of the other transactions contemplated by the Merger Agreement will be subject to any "moratorium," "control share acquisition," "business combination," "fair price" or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to the Merger Agreement and any of the transactions contemplated thereby, including the Offer and the Merger.

  (d)   Appraisal Rights

        No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares who have not tendered their Shares to EMC pursuant to the Offer and have not voted in favor of the Merger (if a vote of stockholders is taken) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Holders of Shares who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting holders of Shares would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares (the "Dissenting Shares"). If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

        In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The court in Weinberger also noted that, under Section 262, fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern," to be included in the appraisal process. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the Offer and the Merger.

        EMC may cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Dissenting Share is less than the price paid in the Offer and the Merger. In this regard, holders of Shares should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262 of the DGCL. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL.

  (e)   Regulatory Approvals

  United States Antitrust Approvals

        Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission (collectively, the "Antitrust Agencies"), and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements, and as such, the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by EMC.

        EMC filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Agencies on April 14, 2008. On April 22, 2008, the Antitrust Agencies granted early termination of the HSR Act waiting period with respect to the Offer.

  Foreign Antitrust Approvals

        EMC and its respective subsidiaries conduct business in a number of countries outside of the United States in which the Company's products are currently sold through distribution partners. Based on a review of the information currently available about the businesses in which EMC and its subsidiaries are engaged, without excluding the possibility that one or several additional pre-merger notification filings will have to be made in other jurisdictions, the Company believes that the control thresholds are met and that a pre-merger notification filing will be required to be made under the antitrust and competition rules of the European Union (the "EU"). The European Commission, pursuant to Article 7(1) of Commission Regulation (EC) No. 139/2004 of January 20, 2004, on the control of concentrations between undertakings (European Community Merger Regulation), has stated that a merger meeting the EU thresholds shall not be implemented either before its notification or until it has been declared compatible with the common market pursuant to a decision by the European Commission or on the basis of a presumption of such compatibility upon expiration of the Phase I waiting period of 25 business days following notification. In the event that the European Commission were to consider that the transaction as notified raises serious doubts as to its compatibility with the common market, it may open Phase II proceedings, which normally extends the investigation period for a further 90 to 125 working days.

        While EMC and Purchaser have expressed to the Company their belief that the required pre-merger notification approval can be obtained from the European Commission by the time of the expiration date of the Offer, the Company cannot be certain that such approval will be granted, and if such approval is granted, the Company cannot be certain as to the date of that approval. Transactions such as Purchaser's acquisition of the Shares pursuant to the Offer are frequently scrutinized by foreign antitrust authorities. Therefore, there can be no assurance that a challenge to the Offer under foreign antitrust or competition grounds will not be made or, if such a challenge is made, the result thereof. If the applicable waiting period has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, neither EMC nor Purchaser will be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption been obtained.

        If Purchaser's acquisition of Shares is delayed by (i) a request for additional information or documentary material by the Antitrust Authorities pursuant to the HSR Act or (ii)(a) the lack of approval of any governmental authority or (b) any applicable waiting periods of any foreign country in which approval of Purchaser's acquisition of the Shares is required pursuant to any foreign antitrust or competition law (as described above), Purchaser may extend the Offer, without the consent of the Company. Furthermore, the acquisition of Shares by Purchaser may be delayed by a private injunction. In addition, Purchaser has agreed under the Merger Agreement to extend the Offer for one or more periods of at least three business days upon the written request of the Company if, on the expiration date, any condition to the Offer, including, among others, the expiration of any waiting period and receipt of the approval of the European Commission has not been satisfied and the Company believes that such condition could reasonably be expected to be satisfied on or before August 31, 2008.

        The foregoing is qualified in its entirety by reference to the Offer to Purchase, annexed hereto as Exhibit (a)(1)(A) and incorporated by reference herein, and the Merger Agreement, annexed hereto as Exhibit (e)(1) and incorporated by reference herein.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 24, 2008.(1)
(a)(1)(B)	Form of Letter of Transmittal.(1)
(a)(1)(G)	Text of press release issued by EMC and Iomega, dated April 8, 2008.(1)
(a)(2)(A)	Letter to Company's stockholders communicating the Iomega Board's recommendation, dated April 24, 2008.
(a)(2)(B)	Opinion of Thomas Weisel Partners, LLC, dated April 8, 2008.
(e)(1)	Agreement and Plan of Merger, dated as of April 8, 2008, by and among Iomega Corporation, a Delaware corporation, Emerge Merger Corporation, a Delaware corporation and wholly owned subsidiary of EMC Corporation and EMC Corporation, a Massachusetts corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on April 9, 2008).
(e)(2)	Executive Retention Agreement, dated February 24, 2006, by and between the Company and Mr. Jonathan S. Huberman (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K filed on March 16, 2007).
(e)(3)	Executive Retention Agreement, dated February 24, 2006, by and between the Company and Mr. Thomas D. Kampfer (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K filed on March 16, 2007).
(e)(4)	Executive Retention Agreement, dated March 27, 2006, by and between the Company and Mr. Preston Romm (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K filed on March 16, 2007).
(e)(5)	2007 Stock Option Plan (incorporated by reference to Annex A to the Company's Definitive Proxy Statement on Schedule 14A filed on April 13, 2007).
(e)(6)	2005 Director Stock Option Plan (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed on April 1, 2005).
(e)(7)	1997 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K filed on March 26, 1999).
(e)(8)	1995 Director Stock Option Plan, as amended (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K filed on March 16, 2005).
(e)(9)	Form of Tender and Voting Agreement, dated April 8, 2008.(1)
(e)(10)	Letter Agreement, dated April 8, 2008, by and between EMC and Jonathan S. Huberman.(1)
(e)(11)	Letter Agreement, dated April 8, 2008, by and between EMC and Thomas D. Kampfer.(1)
(e)(12)	Form of Non-Competition Agreement, dated as of April 8, 2008, by and between EMC, Iomega and each of Jonathan S. Huberman and Thomas D. Kampfer.(1)

(1)
Incorporated by reference to Schedule TO filed by EMC and Purchaser with the Securities and Exchange Commission on April 24, 2008.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IOMEGA CORPORATION
By:	/s/ JONATHAN S. HUBERMAN
Name:	Jonathan S. Huberman
Title:	Chief Executive Officer and Vice Chairman

Dated: April 24, 2008

Annex I

IOMEGA CORPORATION
10955 VISTA SORRENTO PARKWAY
SAN DIEGO, CA 92130
(858) 314-7000

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

        This Information Statement is being mailed on or about April 24, 2008, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Iomega Corporation (the "Company") to the holders of record of shares of the common stock, par value $0.03 -1/3 per share (the "Common Stock" or "Shares"), of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by EMC Corporation ("EMC") to a majority of the seats on the board of directors of the Company (the "Iomega Board").

        On April 8, 2008, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, EMC and Emerge Merger Corporation ("Purchaser"), a Delaware corporation and a direct wholly owned subsidiary of EMC. Pursuant to the Merger Agreement, Purchaser has commenced an offer to purchase all outstanding shares of Common Stock of the Company in exchange for $3.85 per Share in cash, without any interest thereon and less any required withholding taxes (the "Offer Price"), upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase filed by EMC and Purchaser on April 24, 2008 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by EMC and Purchaser with the Securities and Exchange Commission (the "SEC") on April 24, 2008 (the "Schedule TO").

        The Merger Agreement provides, among other things, for the making of the Offer and, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the merger of Purchaser into the Company, with the Company surviving as a wholly owned subsidiary of EMC (the "Merger"). The consummation of the Offer is subject to, among other things, the condition that, (a) at the expiration of the Offer there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares then beneficially owned by EMC or Purchaser, constitutes at least a majority of the total number of the then-outstanding Shares (assuming exercise of all then-outstanding options) (the "Minimum Conditions"), (b) any applicable waiting period or approvals under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended, and European Commission filings and examinations or any other applicable antitrust, competition or merger control laws has expired or has been terminated or obtained (subject to certain exclusions described in Section 13 of the Offer to Purchaser), and (c) subject to certain exceptions, no event, change or effect shall have occurred after April 8, 2008 that has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole. At the effective time of the Merger, each Share then outstanding (other than Shares held by EMC, Purchaser, the Company, any subsidiary thereof or any stockholder who demands and perfects appraisal rights), will be converted into the right to receive the Offer Price or any higher price paid in the Offer, without interest and subject to any applicable withholding tax.

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        The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement forms Annex I and which is being mailed to stockholders of the Company along with this Information Statement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. Information set forth herein relating to EMC, Purchaser or the EMC Designees (as defined below) has been provided by EMC. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

        The Purchaser commenced the Offer on April 24, 2008. As set forth in the Offer to Purchase, the Offer is currently scheduled to expire at 12:00 midnight, Boston, Massachusetts time, on May 21, 2008, unless the Offer is extended by EMC.

RIGHT TO DESIGNATE DIRECTORS; EMC DESIGNEES

        The Merger Agreement provides that, at the time Purchaser accepts for payment and pays for any Shares tendered and not withdrawn pursuant to the Offer, EMC will be entitled to designate a number of directors of Iomega (rounded up to the next whole number) (the "EMC Designees") that is equal to the product of the total number of directors of Iomega (including any directors designated by EMC) multiplied by the percentage that the aggregate number of Shares beneficially owned by EMC and Purchaser bears to the total number of Shares then outstanding (disregarding any unvested or unexercised options to purchase stock of Iomega and all other unvested or unexercised rights to acquire Shares). The Company and the Iomega Board will, upon the request of Purchaser subsequent to the acceptance for any Shares pursuant to the Offer, increase the size of the Iomega Board, secure the resignations of directors and remove directors, as necessary, to enable the EMC Designees to be elected or appointed to the Iomega Board and will cause the EMC Designees to be so elected. Moreover, the Company has agreed to take necessary actions to cause the EMC Designees to constitute substantially the same percentage as is on the Iomega Board, on each committee of the Iomega Board, each board of directors of each subsidiary of the Company, and each committee of such board of directors of each subsidiary, in each case to the fullest extent permitted by applicable law. The Company's obligations to appoint the EMC Designees to the Iomega Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

        Following the election or appointment of the EMC Designees and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by EMC (the "Continuing Directors") or the approval of the sole Continuing Director if there is only one Continuing Director, will be required to authorize any material amendment or termination of the Merger Agreement, any material extension or waiver of the time for performance of any obligation or action by EMC or Purchaser under the Merger Agreement, any waiver of the Company's rights under the Merger Agreement or any other action that could materially and adversely affect the rights of the Company's stockholders under the Merger Agreement. Following the election and appointment of the EMC Designees to the Iomega Board and until the Effective Time, any actions with respect to the enforcement of the Merger Agreement will be effected only by the action of a majority of the Continuing Directors, or the approval of the sole Continuing Director if there is only one Continuing Director. In the event that there are no Continuing Directors, the above-mentioned authorizations and actions may be effected by a majority vote of the Iomega Board.

        The EMC Designees will be selected by EMC from the individuals listed below. The information provided below was provided by EMC for inclusion in this Information Statement and the Company has not made any independent verification of, and makes no representation as to, the accuracy or completeness of the information regarding the EMC Designees. Each of the following individuals has

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consented to serve as a director of the Company if appointed or elected. None of the persons from among whom the EMC Designees will be selected currently is a director of, or holds any positions with, the Company. EMC has advised the Company that, to the best of EMC's knowledge, except as set forth below, none of the EMC Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between the Company and EMC or Purchaser that have been described in the Schedule TO or the Schedule 14D-9.

        The name, age and present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years of each of the directors and executive officers of Purchaser and EMC are set forth below. Unless otherwise indicated, the business address of each director and executive officer of Purchaser and EMC is 176 South Street, Hopkinton, Massachusetts 01748. None of the persons listed below has, during the past five years, (1) had a petition under federal bankruptcy laws or state insolvency laws filed by or against the person or any partnership or business with which he was associated, (2) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (3) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, (4) been found by a court of competent jurisdiction or the Commodity Futures Trading Commission to have violated any federal commodities laws or (5) been a party to any material proceedings which is adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Unless otherwise indicated, all persons listed below are citizens of the United States.

        The following table consists of those individuals from which EMC will select the EMC Designees.

Name	Age	Position(s)
Joseph M. Tucci	60	Mr. Tucci has been the Chairman of the board of directors of EMC since January 2006 and has been Chief Executive Officer and a director of EMC since January 2001. He has served as EMC's President since January 2000. He also served as EMC's Chief Operating Officer from January 2000 to January 2001. Prior to joining EMC, Mr. Tucci served as Deputy Chief Executive Officer of Getronics N.V., an information technology services company, from June 1999 through December 1999 and as Chairman of the Board and Chief Executive Officer of Wang Global, an information technology services company, from December 1993 to June 1999. Getronics acquired Wang Global in June 1999. Mr. Tucci joined Wang Global in 1990 as its Executive Vice President, Operations. Mr. Tucci is the Chairman of the board of directors of VMware, Inc., the global leader in virtualization solutions, and a Director of Paychex, Inc., a provider of payroll, human resources and benefits outsourcing solutions.

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William J. Teuber, Jr.	56
		Mr. Teuber has been the Vice Chairman of EMC since May 2006. In this role, Mr. Teuber assists the Chairman, President and Chief Executive Officer in the day-to-day management of EMC and leads EMC Customer Operations, EMC's worldwide sales and distribution organization. Mr. Teuber served as EMC's Vice Chairman and Chief Financial Officer from May 2006 to August 2006 and as Executive Vice President and Chief Financial Officer from November 2001 to May 2006. He served as EMC's Senior Vice President and Chief Financial Officer from February 2000 to November 2001, as Vice President and Chief Financial Officer from February 1997 to February 2000, and as Vice President and Controller from August 1995 to February 1997. Mr. Teuber is a director of Popular, Inc., a financial holding company.
Paul T. Dacier	50
		Mr. Dacier has been Executive Vice President and General Counsel of EMC since May 2006. Mr. Dacier served as Senior Vice President and General Counsel of EMC from February 2000 to May 2006. He served as Vice President and General Counsel of EMC from February 1993 to February 2000 and as General Counsel of EMC from March 1990 to February 1993. Mr. Dacier is a director of Genesis Lease Limited, a global commercial aircraft leasing company.
David A. Donatelli	42
		Mr. Donatelli has been EMC's President, EMC Storage Division since September 2007 and Executive Vice President since November 2001. Mr. Donatelli served as EMC's Executive Vice President, Storage Product Platforms, from August 2006 to September 2007. He served as EMC's Executive Vice President, Storage Platforms Operations, from November 2001 to August 2006. He served as EMC's Senior Vice President, Corporate Marketing and New Business Development, from April 2001 to November 2001, Senior Vice President, New Business Development, from February 2000 to April 2001 and as Vice President, New Business Development, from April 1999 to February 2000. He has also held a number of other executive positions since he joined EMC in 1987, including serving as Vice President, General Manager of EMC's EDM business from September 1996 to April 1999 and as Vice President of Global Alliances from February 1996 to November 1998.

4

David I. Goulden	48
		Mr. Goulden has been EMC's Executive Vice President and Chief Financial Officer since August 2006. Mr. Goulden served as EMC's Executive Vice President, Customer Operations from April 2004 to August 2006. He served as EMC's Executive Vice President, Customer Solutions and Marketing and New Business Development from November 2003 to April 2004 and as Executive Vice President, Global Marketing and New Business Development from July 2002 to November 2003. Prior to joining EMC, Mr. Goulden served as a member of the Board of Management, and as President and Chief Operating Officer for the Americas and Asia Pacific of Getronics N.V., an information technology services company, from April 2000 to July 2002, as President and Chief Operating Officer for the Americas of Getronics from June 1999 to April 2000, and in a number of executive positions at Wang Global, an information technology services company, from September 1990 to June 1999. Mr. Goulden is a director of VMware, Inc., the global leader in virtualization solutions.
Louise O'Brien	48
		Ms. O'Brien has been EMC's Executive Vice President, Corporate Strategy and Development since September 2007. Prior to joining EMC, Ms. O'Brien ran her own consulting practice which she established after spending several years with Dell Inc. Ms. O'Brien held several senior management positions at Dell during her tenure there from 1997 through 2006, including Vice President, Corporate Strategy and Business Development, Vice President, Enterprise Product Marketing, Vice President, Global Account Sales & Global Enterprise Program, and Vice President, Industry Solution Sales. Prior to joining Dell, Ms. O'Brien served as a Partner at Bain & Company, a global business consulting firm, where she led the firm's Customer Loyalty Practice.

5

CERTAIN INFORMATION REGARDING THE COMPANY

        The Common Stock is the only class of voting securities of the Company outstanding. Each Share has one vote. As of the close of business on April 21, 2008, there were 54,769,820 Shares outstanding.

INFORMATION CONCERNING CURRENT
DIRECTORS AND EXECUTIVE OFFICERS OF IOMEGA CORPORATION

Directors

        Set forth below are the name, age and position of each current executive officer and director of the Company (a "Director").

Name	Age	Position
Reynolds C. Bish	55	Director
Stephen N. David	59	Board Chair, Lead Director and Presiding Director
Margaret L. Hardin	35	Director
Jonathan S. Huberman	42	Chief Executive Officer and Vice Chair
Daniel R. Maurer	51	Director
John E. Nolan	80	Director
Thomas D. Kampfer	44	President and Chief Operating Officer
Preston Romm	54	Vice President and Chief Financial Officer

        Mr. Bish has been a Director since May 2006. He was appointed Chief Executive Officer and a director of Kofax on November 3, 2007. Kofax (London Stock Exchange: KFX) is a global leader of intelligent capture and exchange solutions. From August 2006 until November 2007, Mr. Bish was a private business consultant. From January 2006 until August 2006, he was the President and General Manager of EMC Captiva, a leading provider of input management solutions that operated as a standalone business within the EMC Software Group, and a Vice President of the EMC Software Group. Prior to EMC's acquisition of Captiva at the end of 2005, he was President and CEO, as well as a member of the board of directors, of Captiva, a NASDAQ listed company that he co-founded in 1989. Mr. Bish is a member of the board of directors and the Chair of the Audit Committee of I-Many, Inc., a NASDAQ listed company that provides contract management solutions.

        Mr. David has been a Director since 2002. He is the Board Chair of the Company, and is also the Lead Director and Presiding Director and in that role presides over all meetings of non-management and independent directors. He is an independent consultant focused on providing strategic planning services to a variety of clients in the consumer products industry. He retired from Procter & Gamble, a multi-national manufacturer of family, personal and household care products, in January 2005, following a career that spanned more than thirty-four years. From July 2000 until his retirement, he held the position of Chief Information Officer and Business-to-Business Officer. He briefly acted as Interim President and Chief Executive Officer of the Company in February 2006 when a search was made for a new Chief Executive Officer. Mr. David is a member of the board of directors of multiple private companies and is also on the Audit Committee of a not-for-profit organization.

        Ms. Hardin has been a Director since 2004. She was appointed President of Munchkin, Inc., a designer, developer, manufacturer and distributor of baby and toddler care products, in July 2007. She has also served as Chief Operating Officer of Munchkin since January 2005. Ms. Hardin joined Munchkin in April 2000 and previously served as Chief Financial Officer and Executive Vice President. Prior to joining Munchkin, Ms. Hardin was employed by Procter & Gamble in the capacity of Global Oral Care Finance Manager from 1996 to 2000.

        Mr. Huberman was appointed Vice Chair and Chief Executive Officer of the Company in February 2006, and has been a Director since 2004. Prior to accepting the position as Vice Chair and Chief

6

Executive Officer, he was managing director of aAd Capital Management, LP, which he co-founded in January 2005. aAd Capital is a long/short equity hedge fund that invests primarily in small and mid-cap U.S. public equities. From 1997 through September 2004, Mr. Huberman was a general partner at Idanta Partners, Ltd., a private venture capital partnership investing in public and private enterprises. Mr. Huberman had previously served as a Director from November 1999 to May 2004. Mr. Huberman is a member of the Board of Trustees and serves on the Finance Committee of a private education organization.

        Mr. Maurer has been a Director since March 2006. He joined Intuit Inc., a leading provider of business, financial management, and tax solutions for small businesses, consumers, and accountants, in January 2006. He is currently the Chief Marketing Officer and is responsible for all of Intuit's marketing programs. From October 2002 to December 2005, he was employed by Campbell Soup Company, a global manufacturer and marketer of high-quality, branded convenience food products, where he served as Vice President, Strategy, Campbell USA. From January 2001 to May 2002, he was Chair and Chief Executive Officer of Emmperative Inc., a private company that develops marketing software for enterprises. Prior to May 2002, he spent over 20 years in various capacities at Procter & Gamble, including strategic business development, management of international operations and marketing.

        Mr. Nolan has been a Director since 2001. He is a partner in the Washington D.C. law firm of Steptoe & Johnson, and a mediator and arbitrator of major business disputes. He has been with his firm since 1956 and has appeared before the Supreme Court to argue cases ranging from constitutional issues of absolute presidential immunity to questions of punitive damages and preemption under the Federal pension statute, ERISA. Mr. Nolan is on the CPR Panel of Distinguished Neutrals and serves as a mediator for the U.S. Court of Appeals for the D.C. Circuit.

        Mr. Kampfer joined the Company in July 2001 and served as Vice President, General Counsel and Secretary until October 2005. Mr. Kampfer also served as Executive Vice President, Business Solutions from November of 2004 to October 2005. Mr. Kampfer also served as Interim Chief Financial Officer from June 2004 to February 2005 and November 2005 to March 2006. During February 2006, Mr. Kampfer was appointed Chief Operating Officer and then promoted to President and Chief Operating Officer. From February 2001 to July 2001, he served as General Counsel and Secretary and Vice President, Corporate Development of Entropia, Inc., a developer of distributed computing technology. From January 1995 to January 2001, Mr. Kampfer was with Proxima, a manufacturer of multimedia display projectors, where he served in several capacities including General Counsel and Secretary and Vice President, Business Development. Prior to Proxima, Mr. Kampfer spent ten years at IBM Corporation, a global manufacturer of computer products and services, where he held a variety of engineering and legal positions.

        Mr. Romm joined the Company in March 2006 as Vice President of Finance and Chief Financial Officer. Prior to joining the Company, Mr. Romm had nearly 30 years of finance and accounting experience, including extensive operational experience as a chief financial officer with multiple public and privately held high tech companies. Mr. Romm was most recently Vice President of Finance, CFO, Treasurer and Secretary at Dot Hill Systems Corporation, a publicly traded storage systems company from 1999 to March 2006. From 1997 to 1999, Mr. Romm was Vice President of Finance, CFO and Secretary at Verteq, Inc., a privately held company in the front-end semiconductor capital equipment industry. Mr. Romm's finance leadership experience in technology-related industries also includes assignments as Vice President, Controller and Chief Accounting Officer with MTI Technology Corporation from 1990 to 1994, followed by the role of Vice President of Finance and Administration and CFO at STM Wireless, Inc., from 1994 to 1997.

7

Independence of the Iomega Board

        Under the New York Stock Exchange ("NYSE") rules, a Director will only qualify as "independent" if the Iomega Board affirmatively determines that he or she has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). The Iomega Board has established guidelines to assist it in determining whether a Director has a material relationship with the Company. Under these guidelines, a Director will be considered to have a material relationship with the Company if he or she is not independent under Section 303A.02(b) of the NYSE Listed Company Manual or he or she:

  •
  is an executive officer of another company which is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other is more than 1% of the total consolidated assets of the company for which he or she serves as an executive officer; or

  •
  serves as an officer, director or trustee of a charitable organization and the Company's discretionary charitable contributions to the organization are more than the greater of $1 million or 2% of that organization's total annual charitable receipts.

        Ownership of a significant amount of the Company's stock, by itself, does not constitute a material relationship. For relationships not covered by the guidelines set forth above, the determination of whether a material relationship exists is made by the other members of the Iomega Board who are independent. The Iomega Board has affirmatively determined that the following non-employee members of the Iomega Board have no material relationships with the Company and its subsidiaries and that they are "independent" under the director independence standards established by the NYSE: Messrs. Bish, David, Maurer and Nolan and Ms. Hardin. Similarly, the Iomega Board had previously determined that each of Mr. Berkowitz and Mr. Darling were independent.

Iomega Board Committees and Meetings

        During 2007 the Iomega Board met eight times. Each Director attended at least 75% of the meetings of the Iomega Board and each Director attended at least 75% of the meetings of each committee on which such Director served in 2007. The Company's Corporate Governance Guidelines provide that Directors are expected to attend the annual meeting of stockholders. Seven of the eight Directors then serving on the Iomega Board attended the 2007 annual meeting of stockholders.

        The Iomega Board has established four standing committees—Audit, Compensation, Ethics and Compliance, and Nominating and Corporate Governance—each of which operates under a charter that has been approved by the Iomega Board. A copy of each committee's charter is posted on the Investor Relations section of the Company's website, located at www.iomega.com/about/corporate-governance.html. Stockholders also may obtain printed copies of these documents by submitting a written request to Ron S. Zollman, Corporate Secretary of Iomega Corporation, 10955 Vista Sorrento Parkway, San Diego, California 92130.

        The Iomega Board has determined that all of the members of each of the Iomega Board's four standing committees are independent as defined under NYSE rules. In the case of the Audit Committee, all members also meet the independence requirements contemplated by Rule 10A-3 of the Exchange Act.

8

        The following table provides membership information for each standing committee:

Audit Committee	Compensation Committee	Ethics and Compliance Committee	Nominating and Governance Committee
Reynolds Bish† Margaret Hardin Stephen David	Stephen David* Daniel Maurer John Nolan	John Nolan*	Stephen David* John Nolan

    †
    Acting Chairman

    *
    Committee Chairman

Audit Committee

        The Audit Committee met eight times in 2007, and its responsibilities include:

  •
  appointing, evaluating, overseeing the work of, and setting the compensation of, the independent auditors;

  •
  reviewing the quality control procedures and assessing the independence of the independent auditors;

  •
  pre-approving all audit and non-audit services to be provided to the Company (except that de minimis non-audit services may instead be approved in accordance with applicable rules of the SEC);

  •
  reviewing and discussing with the Company's management and the independent auditors the annual and quarterly financial statements and related disclosures;

  •
  preparing the annual Audit Committee Report to be included in the Company's annual proxy statement as required by SEC rules;

  •
  monitoring the Company's internal control over financial reporting and disclosure controls and procedures;

  •
  reviewing and approving certain related party transactions as provided in the Company's Code of Conduct and Related Party Transactions policy;

  •
  establishing procedures for the receipt and handling of accounting related complaints and concerns; and

  •
  overseeing the Company's internal audit function and discussing risk management policies.

        The Iomega Board has determined that Mr. Bish, Acting Chair of the Audit Committee, is an "audit committee financial expert" and is "independent" as defined in the regulations adopted by the SEC.

Compensation Committee:

        The Compensation Committee met four times in 2007, and its responsibilities include:

  •
  annually reviewing and making recommendations to the independent members of the Iomega Board with respect to the Chief Executive Officer's and President's compensation;

  •
  reviewing and approving the compensation of the Company's other executive officers;

  •
  assisting in the evaluation of the Company's executive officers;

  •
  overseeing and administering the Company's cash and equity incentive plans;

9

  •
  reviewing and making recommendations to the Iomega Board with respect to Director compensation;

  •
  reviewing with the Company's management the Compensation Discussion and Analysis and preparing the annual Compensation Committee Report, both of which are to be included in the Company's annual proxy statement; and

  •
  preparing the annual Compensation Committee Report to be included in the Company's annual proxy statement.

Ethics and Compliance Committee

        The Ethics and Compliance Committee met four times in 2007, and its responsibilities include:

  •
  monitoring, overseeing and reviewing compliance by the Company's Directors, officers and employees regarding the Company's Ethics Policies;

  •
  reviewing allegations of violations of the Ethics Policies and making appropriate recommendations thereafter;

  •
  making recommendations on the interpretation and enforcement of the Ethics Policies; and

  •
  monitoring compliance with the Ethics Policies in relation to issues of accounting, disclosure or regulations.

Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee met once in 2007, and its responsibilities include:

  •
  establishing criteria for the selection of Directors and identifying individuals qualified to become Iomega Board members;

  •
  recommending to the Iomega Board the persons to be nominated for election as Directors;

  •
  developing and recommending to the Iomega Board corporate governance guidelines;

  •
  overseeing an annual evaluation of the Iomega Board and its committees; and

  •
  reviewing and making recommendations to the Iomega Board with respect to management succession planning.

Director Candidates

        The process followed by the Nominating and Corporate Governance Committee of the Iomega Board to identify and evaluate director candidates includes requests to Iomega Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and the Iomega Board.

        In considering whether to recommend any particular candidate for inclusion in the Iomega Board's slate of recommended director nominees, the Nominating and Corporate Governance Committee will apply the following criteria: a reputation for integrity, honesty and adherence to high ethical standards; the demonstrated background, skills, expertise and judgment to make significant long-term contributions to the Iomega Board, the Company and its stockholders; a commitment to understand the Company and its industry; and sufficient time available to prepare for and regularly attend and actively participate in meetings of the Iomega Board and its committees. In addition, non-employee nominees should be independent and neither have nor appear to have a conflict of interest that would impair the

10

nominee's ability to: (1) represent the interests of all the Company's stockholders; and (2) fulfill the responsibilities of a Director. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria, and no particular criterion is a prerequisite for each prospective nominee. The Company believes that the backgrounds and qualifications of its Directors, considered as a group, should provide a composite mix of experience, knowledge, and abilities that will allow the Iomega Board to fulfill its responsibilities.

        Stockholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of the Common Stock for at least one year as of the date such recommendation is made, to Nominating and Corporate Governance Committee, c/o Corporate Secretary, Iomega Corporation, 10955 Vista Sorrento Parkway, San Diego, CA 92130. Assuming that appropriate biographical and background material have been provided on a timely basis, the Nominating and Corporate Governance Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others. If the Iomega Board determines to nominate a stockholder-recommended candidate and recommends his or her election, then his or her name will be included on the Company's proxy card for the next annual meeting.

        Stockholders also have the right under the Company's bylaws to directly nominate director candidates, without any action or recommendation on the part of the Nominating and Corporate Governance Committee or the Iomega Board, by following the procedures set forth in the bylaws. Any candidates nominated by stockholders in accordance with the procedures set forth in the bylaws will not be included on the Company's proxy card for the next annual meeting unless the Iomega Board or the Company is otherwise required by law to do so.

Communicating with the Independent Directors

        The Iomega Board will give attention to written communications that are submitted by stockholders and other interested parties and will respond if and as appropriate. The Lead Director (who is the Chair of the Iomega Board when the Chair is independent), with the assistance of the Company's General Counsel, is primarily responsible for monitoring communications from stockholders and other interested parties and for providing copies or summaries to the other Directors as deemed appropriate.

        As provided in the Company's Corporate Governance Guidelines (which can be accessed at www.iomega.com/about/corporate-governance.html), communications are forwarded to all Directors if they relate to important substantive matters and include suggestions or comments that the Lead Director considers to be important for the other Directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances or matters as to which the Company tends to receive repetitive or duplicative communications. Stockholders and interested parties who wish to send communications on any topic to the non-management directors or to the Iomega Board should address such communications to Board of Directors, Iomega Corporation, c/o General Counsel, 10955 Vista Sorrento Parkway, San Diego, CA 92130, or via email to boardofdirectors@iomega.com.

11

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

        The following table contains information regarding the beneficial ownership of the Common Stock on April 21, 2008, by each Director or nominee, each executive officer, all Directors and executive officers as a group, and the holders of more than five percent of the outstanding Common Stock who are known to the Company. On April 21, 2008, there were 54,769,820 shares of Common Stock outstanding. Beneficial ownership is determined in accordance with the rules of the SEC. Shares subject to options that are presently exercisable or exercisable within 60 days of April 21, 2008 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Information for holders of more than five percent of the Common Stock is based on their latest Schedule 13G filed with the SEC. Except as otherwise indicated in the table below, the addresses of the named beneficial owners are in care of Iomega Corporation, 10955 Vista Sorrento Parkway, San Diego, California 92130.

Beneficial Owner	Amount and nature of beneficial ownership excluding options	Shares acquirable within 60 days	Percent ownership
Bryant R. Riley(1) 11100 Santa Monica Blvd., #800 Los Angeles, CA 90025	5,570,948	—	10.2%
Renaissance Technologies, LLC
James H. Simons(2) 800 Third Avenue New York, NY 10022	4,860,300	—	8.9%
Dimensional Fund Advisors Inc.(3) 1299 Ocean Avenue Santa Monica, CA 90401	4,364,361	—	8.0%
Lloyd I. Miller, III(4) 4550 Gordon Drive Naples, FL 34102	4,323,046	—	7.9%
Weiss Multi-Strategy Advisers LLC(5) One State Street, 20th Flr. Hartford, CT 06103	2,970,736	—	5.4%
Reynolds C. Bish	20,000	30,000	*
Stephen N. David(6)	15,000	55,000	*
Margaret L. Hardin	—	23,000	*
Daniel R. Maurer	—	15,000	*
John E. Nolan(7)	50,000	25,000	*
Jonathan S. Huberman	30,000	263,500	*
Thomas D. Kampfer	6,000	207,500	*
Preston S. Romm	17,850	87,500	*
Joseph M. Tucci c/o EMC Corporation 176 South Street Hopkinton, MA 01748	—	—	—

12

William J. Teuber, Jr. c/o EMC Corporation 176 South Street Hopkinton, MA 01748	—	—	—
Paul T. Dacier c/o EMC Corporation 176 South Street Hopkinton, MA 01748	—	—	—
David A. Donatelli c/o EMC Corporation 176 South Street Hopkinton, MA 01748	—	—	—
David I. Goulden c/o EMC Corporation 176 South Street Hopkinton, MA 01748	—	—	—
Louise O'Brien c/o EMC Corporation 176 South Street Hopkinton, MA 01748	—	—	—
All Directors, Nominees and Executive Officers as a group (14 persons) as of April 21, 2008	138,850	706,500	1.5%

*
Less than 1%

1)
Based on information set forth in Amendment No. 3 to Schedule 13G filed with the SEC on February 14, 2008, Bryant R. Riley reported that as a member of a group, he has sole voting and sole dispositive power over 3,315,770 shares and shared voting and shared dispositive power over 3,007,781 shares. He disclaims beneficial ownership of 10,000 shares owned in custodial accounts by his children and for whose accounts he serves as custodian. Riley Investment Management LLC has shared voting and shared dispositive power over 2,969,182 shares owned by investment advisory clients, 2,226,579 of which are held in managed accounts indirectly affiliated with Mr. Riley, and he disclaims beneficial ownership of the non-affiliated shares.

2)
Based on information set forth in the Schedule 13G filed with the SEC on February 13, 2008, the beneficial owners reported that they each have sole voting power over 4,623,100 shares and sole dispositive power over 4,860,300 shares.

3)
Based on information set forth in Amendment No. 4 to Schedule 13G filed with the SEC on February 6, 2008, the beneficial owner reported that it has sole voting and sole dispositive power over all shares indicated.

4)
Based on information set forth in Amendment No. 2 to Schedule 13G filed with the SEC on February 11, 2008, the beneficial owner reported that he has sole voting and sole dispositive power over 2,470,056 shares as the manager of a limited liability company that is the general partner of a certain limited partnership and as trustee to certain grantor retained annuity trusts and certain generation skipping trusts. He also has shared voting and shared dispositive power with respect to

13

  1,852,990 shares of the amount reported as an investment advisor to the trustee of a certain family trust and as trustee of a certain generation skipping trust.

5)
Based on information set forth in the Schedule 13G filed with the SEC on January 11, 2008, Weiss Multi-Strategy Advisers LLC reported that as a member of a group, it had shared voting power over 1,782,793 shares and shared dispositive power over 2,970,736 shares.

6)
Mr. David holds his shares in a brokerage account which may be subject to the standard margin provisions included in the account application.

7)
Mr. Nolan holds his shares in a brokerage account which may be subject to the standard margin provisions included in the account application.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        To the Company's knowledge, and based on a review of reports and written representations submitted to the Company, all reports regarding beneficial ownership of securities of the Company required to be filed under Section 16(a) of the Exchange Act for the 2007 fiscal year were timely filed with the SEC.

WEBSITE AVAILABILITY OF CORPORATE GOVERNANCE AND OTHER DOCUMENTS

        The Company believes that good corporate governance practices are important to ensure that the Company is managed for the long-term benefit of its stockholders, employees and customers. The following documents are available in the investor relations section of the Company's website, located at www.iomega.com: (1) the Company's Code of Conduct adopted by the Company which is applicable to Directors and employees, including the Chief Executive Officer, Chief Financial Officer and other executive officers, as well as the Corporate Controller; (2) the Company's Corporate Governance Guidelines; and (3) key Iomega Board Committee charters, including charters for the Audit, Nominating and Corporate Governance, Compensation and Ethics and Compliance Committees. Stockholders also may obtain printed copies of these documents by submitting a written request to Ron S. Zollman, Corporate Secretary of Iomega Corporation, 10955 Vista Sorrento Parkway, San Diego, California 92130. The Company intends to post on its website, located at www.iomega.com, all disclosures that are required by law or NYSE listing standards concerning any amendments to, or waivers from, the provisions of the Code of Conduct.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        This discussion describes the principles underlying the Company's compensation policies for the Chief Executive Officer, Chief Financial Officer and the other executive officer of the Company (collectively, these three are the "Named Executive Officers"). The Company focuses on the most important factors and analyses relevant to the compensation awarded to the Company's Named Executive Officers for 2007. The discussion provides qualitative information regarding the manner and context in which compensation is determined and adds perspective to the data presented in the tables and narrative that follows.

        The Compensation Committee of the Iomega Board (the "Committee") oversees the Company's executive compensation program. The Committee sets the Company's policies and, based on those policies, the Committee reviews or makes adjustments to compensation to reflect changing business objectives or market conditions.

14

Objectives and Philosophy of our Executive Compensation Program:

        The Company's executive compensation program is intended to:

  •
  attract, retain, reward and motivate the best possible executive talent;

  •
  tie short and long term cash and equity incentives to achievement of measurable corporate performance objectives; and

  •
  align executive officers' incentives with stockholder value creation.

        The Committee evaluates executive performance with the goal of setting compensation levels competitive with companies in the Computer/Peripherals industry, with adjustments for individual experience levels and performance. In making compensation decisions, the Company does not generally retain compensation consultants and did not do so in 2007. The Company regularly reviews salary surveys such as the Radford Executive Survey, which was reviewed in 2007. The Committee believes that the Radford Executive Survey provides an appropriate representation of the full range of competitive companies. The survey is widely recognized as one of the most authoritative and comprehensive sources for data on competitive total direct executive compensation packages. The data reported is gathered from more than 700 participating organizations nationwide. These companies are predominately in technology-based industries and approximately half operate outside of California. The Committee generally targets overall compensation for executive officers at approximately the 50th percentile of compensation paid to similar positions at comparable companies. Within the Radford survey data, the Company looked at the following companies with $200 million to $500 million in revenues within the Computer/Peripherals industry segment (the Company views these as comparable companies):

Acer America	InFocus
Adaptec	Oki Data
Cray	Radisys
Datalogic Scanning	TDK Electronics
Dot Hill Systems	Verifone
Emulex	Xyratex International
Headway Technologies

        With new hires, the Committee also looks at past compensation history, forfeitures in leaving an immediately prior position, or any uniquely valuable skills the executive may bring to the Company to enhance stockholder value. The Committee's focus in connection with cash bonus awards is the Company's success or failure at meeting the annual operating plan goals set each year by the Iomega Board in consultation with management; in particular, bonus payouts are tied to annual operating income goals.

        The Company also provides a portion of the executive compensation in the form of stock options that vest over time, which the Company believes can help to retain the Company's executive officers and align their interests with those of the Company's stockholders by allowing them to participate in the longer term success of the Company.

Components of our Executive Compensation Program

        The primary elements of the Company's executive compensation program are:

  •
  base salary;

  •
  annual cash bonuses based on company performance;

  •
  stock option awards;

15

  •
  medical and life insurance, additional paid time-off and other employee benefits; and

  •
  severance and change-in-control agreements.

        The Company does not have a formal or informal policy for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, the Committee reviews market data, historical practices, salary history, and practices of comparable companies provided by the Director of Human Resources or the President and Chief Operating Officer and determines, subjectively, what it believes to be the appropriate level and mix of the various compensation components.

Management Involvement

        For compensation decisions, grants of equity compensation relating to executive officers other than to the Company's Chief Executive Officer, amounts of salary adjustment or any other financial remuneration, the Committee typically considers recommendations from the Chief Executive Officer and the President.

Base Salary

        In 2007, base salaries for the Company's executive officers were established on the scope of their responsibilities, related experience and market data. The Company believes the executive base salaries should be targeted near the median of the range of salaries for executive officers in similar positions at comparable companies. Base salaries are reviewed annually by the Committee and may be adjusted to realign salaries with market levels after taking into account individual responsibilities, performance and experience. In 2007, executive officers of the Company did not receive a salary increase. The executive officers and were in their positions for only a portion of the prior fiscal year and, accordingly, for 2006, the "Summary Compensation Table" reflects this prorated salary amount.

Annual Cash Incentive Bonus and Discretionary Bonus

        Each executive's annual bonus target (set as a percentage of base salary) is determined by the Committee (or, in the case of the Chief Executive Officer and the President, the independent members of the Iomega Board), and the target is generally set forth in each executive's employment letter agreement, but may be revised based upon promotion or other changes in responsibility. The Committee does not believe that executive officers should generally receive an annual cash incentive bonus unless the Company is earning an operating profit, and the Committee believes that operating income is the most direct measure of the leadership team's delivery of results to the stockholders.

        The Iomega Corporate Bonus Plan for 2007 (the "2007 Bonus Plan") was designed to pay out on an annual basis upon achievement of targeted operating income goals set forth by the Iomega Board. If the Company reached one specific threshold level of positive operating income, each executive received 75% of his respective target bonus. From that threshold level to a higher target level of operating income, the bonus payout increased proportionately up to a maximum of 100% of the executive's target bonus. There were no provisions for paying any executive an amount exceeding 100% of his bonus target. For 2007, each executive officer received a bonus equal to 100% of his target bonus. For 2007, the 100% target bonus threshold was $9.067 million of non-GAAP operating income. This target figure excluded: the cost of the bonus itself, any restructuring charges, non-cash goodwill impairment charges and expenses related to the previously planned purchase of 100% of the outstanding equity interests in ExcelStor Great Wall Technology Limited ("ESGWT") and Shenzhen ExcelStor Technology Limited ("SETL" and, together with ESGWT, "ExcelStor") by the Company (the "ExcelStor Transaction").

        For 2008, the Iomega Corporate Bonus Plan (the "2008 Bonus Plan") is similarly designed, except that the non-GAAP operating income goals are set more than 50% above the non-GAAP operating

16

income goals in the 2007 Bonus Plan. If the Company reaches one specific threshold level of positive operating income, each executive will receive 75% of his or her respective target bonus. From that first threshold level to a higher target level of operating income, the bonus payout will increase proportionately to 100% of each person's respective bonus target; and then, from that level of operating income to a third target level of operating income, the bonus payout will increase proportionately at a somewhat more rapid rate, to 150% of each person's respective bonus target. Thus, 150% is the maximum percent of target bonus that each executive may receive. Any bonus payment is based on the executive's then-current annual base salary.

        The Company has sometimes awarded (and could in the future award) discretionary bonuses for special contributions, for example, where executive officers have created a unique strategic opportunity for the Company, or where particular executive officers have been asked to accept unusual burdens for a period of time, like filling a second position during a vacancy. Such discretionary bonuses are not scheduled to occur at any particular intervals. No discretionary bonus payments were made for fiscal year 2007.

Stock Options

        The Company believes that equity grants provide the Company's executive officers with a strong link to the Company's long-term performance, create an ownership culture, and help to align the interests of the executive officers and the Company's stockholders. In addition, the vesting feature of the Company's equity grants, generally over four years, should aid executive officer retention.

        The Company generally makes an initial equity award of stock options to new executive officers and annual equity grants as part of its overall compensation program. All grants of options to executive officers are approved by the Committee or, in the case of Messrs. Huberman and Kampfer, by the independent members of the Iomega Board.

        The Company's equity awards have typically taken the form of stock options. The Committee reviews all components of the executive's compensation when determining annual equity awards to ensure that their total compensation conforms to the Company's overall compensation philosophy and objectives. Stock awards to the Company executive officers have typically been granted annually in the second quarter (except in the case of a change of position or responsibility). The numbers of stock options awarded to executive officers have been based on historical practices, market data and subjective factors. The Committee believes that its option granting practices have been conservative. The Company's total option overhang (defined as options authorized plus options outstanding divided by total shares outstanding) is approximately 15% as of the end of fiscal 2007. Option grants have generally been scheduled to vest in equal fractions at the end of each of four years (subject to change in control protections).

        Because of the then pending, confidential negotiations with ExcelStor and the selling shareholders of ExcelStor (the "Selling Shareholders"), no stock options were granted to executive officers in 2007. Following the announcement of the ExcelStor Transaction in December 2007 and the public disclosure of earnings for the fiscal quarter ending in December 2007 (i.e., after the February 5, 2008, earnings announcement), the Company proceeded with the delayed stock option grants to its executive officers. In February 2008, the Committee recommended, and all of the independent Directors approved, stock option grants as follows: 425,000 options to the Chief Executive Officer, 275,000 options to the President and Chief Operating Officer, and 100,000 options to the Chief Financial Officer. In determining these grants, the Iomega Board considered the following factors: the 2007 Radford Executive Survey on equity compensation for the 50th percentile of the Company's peer group, the fact that no options had been granted to Named Executive Officers in 2007 or for almost two years, the Company had achieved significantly improved financial results, the Company's return to profitability since third quarter 2006, and certain subjective factors. The exercise price of the February 8, 2008 stock

17

options equaled the closing price of $2.81 on the date of the grant. They vest at the rate of 25% per annum commencing on the first anniversary of the grant date and expire ten years after the grant date.

        Under the existing option plan, the Company set the exercise price of all stock options to equal the closing price of its Common Stock on the NYSE on the date of grant. The Company does not grant below fair market value options or re-price options. New hire or promotion-based options can only be granted at set periods during each month, and annual grants are generally planned for a set period each year. Except as noted above (where the 2007 grants were delayed because of material non-public information), the Company does not time stock option grants to executive officers in coordination with the release of material non-public information.

Benefits and Other Compensation

        The Company maintains broad-based benefits that are provided to all employees, including health and dental insurance, life and disability insurance, flexible spending accounts, long term care insurance, and a 401(k) Plan (as defined below). Executive officers are eligible to participate in all of the Company's employee benefit plans, in each case on the same basis as other employees. The maximum 401(k) "company match" an executive received in 2007 was $8,700.

        The Company provides executive officers with perquisites and other personal benefits that are reasonable and consistent with its overall compensation program to enable the Company to attract and retain employees for key positions. For 2007, the Company provided the following personal benefits and perquisites to its Named Executive Officers, all of which benefits were fully paid for by the Company: executive supplemental term life insurance, executive long-term disability insurance, annual physicals, tax return preparation, financial planning, and an additional two weeks of paid time off.

        The Committee periodically reviews the levels of perquisites and personal benefits being provided.

Change in Control Benefits

        The Company has entered into executive retention agreements with its executive officers that provide certain benefits in the event of a termination of an executive officer's employment following a change in control of the Company or in the event his employment is terminated without cause. The Company has provided detailed information about these benefits, along with estimates of their value under various circumstances in the section entitled "Potential Payments Upon Termination or Change in Control" under "Executive Compensation."

        The Committee has determined to provide for change in control benefits for company leadership because the Company recognizes that, as is the case with many publicly-held corporations in the technology sector, the possibility of a change in control exists, and such possibility, and the uncertainty and questions which it may raise among the Company's executive officers, could result in the departure or distraction of executive officers to the detriment of the Company and its stockholders. The Company believes a "double trigger" maximizes stockholder value because it prevents an unintended windfall to executive officers in the event of a friendly change in control, while still providing them appropriate incentives to cooperate in negotiating any change in control in which they believe they may lose their jobs. The Committee further believes that if an executive officer remains at the Company following a change in control, but finds the work environment subjectively unacceptable after a reasonable transition period, such executive officer should have the opportunity (during a limited window one year from the change in control) to elect to resign with benefits applicable as if employment was severed.

        In connection with the then proposed acquisition of ExcelStor, the terms of the Executive Retention Agreements for the executive officers were amended. The amendments terminated as a result of the termination of the share purchase agreement with ExcelStor and the Selling Shareholders (the "Purchase Agreement") in April 2008.

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Severance

        The Company has entered into executive retention agreements with its executive officers that provide severance benefits to an executive if the Company terminates his or her employment without "cause" (as defined in each executive retention agreement). These agreements with Messrs. Huberman, Kampfer, and Romm are further described in the section entitled "Employment and Severance Agreements."

Impact of Accounting and Tax Treatments of Compensation

        The accounting and tax treatment of compensation generally has not been a factor in determining compensation amounts for executive officers. However, the Committee does strive to balance the cost to the Company with the benefit to the executive officer.

        The Company has adopted FAS 123R, and the accounting treatment is not expected to have a material effect on the future selection and use of differing forms of equity compensation.

Future Compensation

        It is expected that upon the consummation of the Merger, executive compensation will be adjusted by EMC pursuant to its policies and practices as well as employment agreements to be entered into between certain of our Named Executive Officers and EMC. This would include salary and bonus, stock options, stock awards, severance packages, and health and welfare benefits. Details of any such adjustments are disclosed in the Schedule 14D-9.

COMPENSATION COMMITTEE REPORT

        The Committee has reviewed the Compensation Discussion and Analysis and discussed it with the Company's management. Based on its review and discussions with the Company's management, the Committee recommended to the Iomega Board that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for 2007, as amended. This report is provided by the following Committee members, all of whom are independent.

Stephen N. David, Chairman Daniel R. Maurer John E. Nolan

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Summary Compensation Table

        The following table contains compensation information for each Named Executive Officer. The columns for "Stock Awards," and "Change in Pension Value and Nonqualified Deferred Compensation Earnings" have been omitted because no compensation has been earned, paid or awarded under these categories.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Nonequity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)

Jonathan S. Huberman Chief Executive Officer and Vice Chair	2007 2006	500,000 405,769	— 500,000	132,964 64,079	500,000 —	8,700 11,068	1,141,664 980,916

Thomas D. Kampfer President and Chief Operating Officer	2007 2006	355,000 344,635	— 216,250	85,446 12,276	266,250 —	8,700 8,700	715,396 581,861

Preston S. Romm Vice President, Finance and Chief Financial Officer	2007 2006	270,000 197,308	— 95,000	70,346 —	148,500 —	8,700 6,819	497,546 299,127

(1)
The amounts under "Option Awards" reflect the compensation cost recognized in each year for options that vested in that year, whether or not they were granted in a prior year, and are in accordance with FAS 123R. The assumptions used in the calculations of these amounts are set forth in the Notes to the Company's audited financial statements for fiscal year 2007 which are included in the Company's Annual Report on Form 10-K filed with the SEC on March 14, 2008, as amended.

(2)
The amount earned by each Named Executive Officer under the 2007 Corporate Bonus Plan was paid in the first quarter of 2008.

(3)
The amounts shown under "All Other Compensation" include the Company's matching contribution in fiscal year 2007 under the Iomega Retirement and Investment Savings Plan ("401(k) Plan") as follows: Jonathan Huberman—$8,700; Thomas Kampfer—$8,700; Preston Romm—$8,700.

  Perquisites and personal benefits for each Named Executive Officer are below the threshold of $10,000 per person, and therefore, have been omitted from the table as permitted by the SEC rules.

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Grants of Plan-Based Awards for 2007

        The following table provides information about non-equity incentive plan awards granted to the Named Executive Officers in 2007. Certain columns otherwise required to be provided in this table have been omitted because there is no information to be disclosed under these headings.

		Estimated Potential Payouts under Non-Equity Incentive Plan Awards(1)

Name	Grant Date(2)	Threshold ($)	Target ($)	Maximum ($)

Jonathan Huberman	2/28/07	375,000	500,000	500,000

Thomas Kampfer	2/28/07	199,688	266,250	266,250

Preston Romm	2/28/07	111,375	148,500	148,500

(1)
This information relates to award opportunities granted under the 2007 Corporate Bonus Plan as further described on in the section entitled "Annual Cash Incentive Bonus and Discretionary Bonus."

(2)
This is the date the 2007 Corporate Bonus Plan was approved by the Iomega Board.

Outstanding Equity Awards at 2007 Fiscal Year End

        The following table provides information about outstanding equity awards held by the Named Executive Officers at the end of fiscal year 2007. The columns for "Stock Awards," and "Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options" have been omitted because there is no information to be disclosed under these headings. Except as footnoted, all options vest at 25% per year on each anniversary of the date of grant. Outstanding options listed below expire ten years from the date of grant.

Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date

Jonathan Huberman	11/03/04 05/11/05 02/24/06	6,000 5,000 150,000	4,000 5,000 250,000	$4.415 2.40 2.75	11/03/14 05/11/15 02/24/16	(1) (2)

Thomas Kampfer	07/24/01 05/26/04 05/11/05 03/03/06	32,000 60,000 22,000 31,250	— 20,000 22,000 93,750	3.075 4.685 2.40 2.75	07/24/11 05/26/14 05/11/15 03/03/16

Preston Romm	03/07/06	43,750	131,250	3.10	03/27/16

(1)
Vests at 20% per year beginning on the first anniversary of the grant date; this option was granted to Mr. Huberman when he served as a non-employee director.

(2)
Vests 12.5% on date of grant, 25% per year on the first, second and third anniversaries of the grant date, and 12.5% on the fourth anniversary of the grant date.

        Outstanding options are subject to acceleration or cash-out of the value of the outstanding options if such options are not assumed or substituted upon an acquisition event. In addition, in the event of an "acquisition event," under each 1997 Nonqualified Stock Option Agreement (the "1997 Agreement"), one-half of the shares subject to the 1997 Agreement which are not by their terms then exercisable, become immediately exercisable, with the remaining shares becoming exercisable in accordance with the original vesting schedule, except that all shares will vest two years after the acquisition event or

21

earlier if the optionholder's employment is terminated without cause (as defined in the 1997 Agreement) or if the optionholder terminates employment for "good reason." "Good Reason" is defined in the 1997 Agreement as a significant reduction in the optionholder's compensation, position or responsibilities. An "acquisition event," as defined therein, generally means (a) any merger or consolidation which results in the voting securities of the Company outstanding immediately prior to such event representing less than 50% of the combined voting power of the voting securities of the Company or the surviving or acquiring entity outstanding immediately after such merger or consolidation; (b) any sale of all or substantially all of the assets of the Company; or (c) the acquisition of beneficial ownership of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities by any person.

Option Exercises and Stock Vested During 2007

        The table required under this heading has been omitted because there is no information to be disclosed.

Employment and Executive Retention Agreements

        Employment Agreement with Mr. Huberman.    In February 2006, Jonathan S. Huberman was appointed Vice Chair and Chief Executive Officer. The Company entered into an employment agreement with Mr. Huberman providing for a base salary of $500,000. His annual incentive award was targeted at 100% of his annual base salary, and his bonus was guaranteed for fiscal year 2006. He was also granted an option to purchase 400,000 shares of the Common Stock. The employment agreement provides that the Company will pay Mr. Huberman severance pay equal to twelve months of his base salary if his employment is terminated other than for cause (as defined in Mr. Huberman's employment agreement) plus his target bonus for the year in which the employment termination occurs (prorated for the portion of the year he actually worked), and health benefits continued for 12 months or until Mr. Huberman finds new employment. If Mr. Huberman becomes employed during the 12 months following his termination, the Company's post-termination obligations shall be reduced by 50% of the amount he obtains from that employment, provided that the Company's obligations shall not be less than six months of his base salary and 50% of his target incentive award and other insurance for a period of twelve months. Mr. Huberman's current annual salary is $500,000.

        Employment Agreement with Mr. Kampfer.    In February 2006, Mr. Kampfer was appointed President and Chief Operating Officer; he also continued to serve as Interim Financial Officer until March 2006. As a result of his February 2006 change in responsibility and promotion, the Company amended the employment agreement with Mr. Kampfer and agreed to increase his base salary to $355,000. His annual incentive award was targeted at 75% of his annual base salary, and his bonus was guaranteed for fiscal 2006. He was also granted an option to purchase 125,000 shares of the Common Stock. The agreement provides that the Company will pay Mr. Kampfer severance pay equal to twelve months of base salary if his employment is terminated other than for cause (as defined in Mr. Kampfer's employment agreement), plus his target bonus for the year in which the employment termination occurs (prorated for the portion of the year he actually worked), and a payment equal to the cost to continue his health benefits for a period of twelve months. Mr. Kampfer's current annual salary is $355,000.

        Employment Agreement with Mr. Romm.    In March 2006, Preston Romm was appointed Vice President, Finance and Chief Financial Officer. The Company entered into an employment agreement with Mr. Romm providing for a base salary of $270,000. His annual incentive award was targeted at 55% of his annual base salary, and his bonus was guaranteed for fiscal year 2006. In addition, he received a hiring bonus of $20,000. He was also granted an option to purchase 175,000 shares of the Common Stock. The agreement provides that the Company will pay Mr. Romm severance pay equal to

22

nine months of his base salary if his employment is terminated other than for cause (as defined in Mr. Romm's employment agreement). Mr. Romm's current annual salary is $270,000.

        Executive Retention Agreements.    The Company has executive retention agreements with its Named Executive Officers. These agreements are in conjunction with the general severance arrangements described above and are intended to govern in the specific occurrence of a change in control. The executive retention agreements are generally entered into at the time employment commences and will continue during each executive officer's employment until the earlier of (1) 24 months after the change in control date if the executive officer is then employed, or (2) the fulfillment of the Company's obligations to the executive officer if the executive officer's employment with the Company is terminated within 24 months following a change in control. The executive retention agreements are not employment contracts and do not specify any terms or conditions of employment. Rather, the agreements provide for certain severance benefits to the executive officer if, during the 24 months following a change in control of the Company, the executive officer's employment is terminated by the Company other than for cause, or the executive officer terminates his employment for good reason.

        The terms "change in control," "cause," and "good reason" are each defined in the executive retention agreements. Change in control means, in summary: the acquisition by a person or a group of 40% or more of the outstanding stock of the Company; a change, without Iomega Board approval, of a majority of the Iomega Board; the acquisition of the Company by means of a reorganization, merger, consolidation or asset sale; or the approval of a liquidation or dissolution of the Company. Cause means, in summary: the executive officer's willful and continued failure to substantially perform his reasonable assigned duties, which failure continues after a 30-day cure period; or the executive officer's willful engagement in illegal conduct or gross misconduct injurious to the Company. Good reason means, in summary: a diminution in the executive officer's position, authority or responsibilities; a reduction in his salary or benefits; a relocation of the executive officer; a breach of an employment contract with the executive officer; or a resignation by the executive officer, for any reason, during the 30-day period immediately following the one-year anniversary of the change in control.

        If the executive officer's employment is terminated by the Company without cause or by the executive officer for good reason within 24 months following a change in control, the executive officer is entitled to receive (1) accrued compensation through the date of termination; (2) monthly payments for 12 months (24 months for the Chief Executive Officer and 18 months for the President) equal to one-twelfth of the executive officer's highest base salary and highest bonus target during the three-year period prior to the change in control; (3) a continuation of all employee benefits during the 12-month period (24 months for the Chief Executive Officer and 18 months for the President) following employment termination; and (4) any other post-termination benefits which the executive officer is eligible to receive under any plan or program of the Company. If an executive officer remains at the Company following a change in control, but finds the work environment subjectively unacceptable after a one year transition period, the executive officer has the opportunity (during a limited window) to elect to resign with benefits applicable as if employment was severed. The salary and benefit continuation provisions terminate if the executive officer becomes engaged in an activity that is competitive with the Company. The agreements provide that the amount of severance benefits payable to the executive officer shall be reduced by an amount necessary to avoid triggering the excise tax provisions of Sections 280G and 4999 of the Internal Revenue Code of 1986, only if such reduction results in greater net after tax benefits to the executive officer.

        The Company is also generally required to pay, as incurred, all expenses that the executive officer reasonably incurs as a result of any dispute relating to the agreement.

        Compensation Elements of the Terminated ExcelStor Transaction.    Under the terms of the executive retention agreements for the Company's Named Executive Officers, the ExcelStor Transaction would have been considered a change in control and would have triggered certain benefits thereunder. To

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provide incentives for the Named Executive Officers to remain with the Company for at least three years following the closing of the ExcelStor Transaction, in December 2007, the Named Executive Officers each executed a Retention Bonus and Amendment of Executive Retention Agreement, applicable only in connection with the Company's planned acquisition of ExcelStor or in the event of a second change in control involving an ExcelStor affiliate within three years of the ExcelStor Transaction. These provisions became void on April 8, 2008, when the Company terminated the Purchase Agreement. The terms that would have applied in the event the Company proceeded with the ExcelStor Transaction were as follows:

  •
  Effective on the closing of the ExcelStor Transaction, Mr. Huberman would have received $1 million payable in monthly installments over a period of twelve months following the completion of the transactions contemplated by the Purchase Agreement. He would also have received a lump sum payment of $1 million on the third anniversary of the closing of the completion of the transactions contemplated by the Purchase Agreement.

  •
  Effective on the closing of the ExcelStor Transaction, Mr. Kampfer would have received $466,000 in monthly installments over a period of six months following completion of the transactions contemplated by the Purchase Agreement. He would also have received lump sum payments of $186,000, $140,000 and $139,875 payable on the first, second and third anniversaries of the completion of the transactions contemplated by the Purchase Agreement.

  •
  Effective on the closing of the ExcelStor Transaction, Mr. Romm would have received $209,250 in monthly installments over a period of twelve months following completion of the transactions contemplated by the Purchase Agreement. He would also have received $209,250 on the third anniversary of the completion of the transactions contemplated by the Purchase Agreement.

        It has been determined that under the language of the stock option plans and related agreements, the proposed ExcelStor Transaction would not have been considered a change in control, and there would not have been any acceleration of unvested options.

        In addition to providing for these payments, the executive retention agreements for the three Named Executive Officers were amended to provide various new terms. Specifically, the amendments provided that, in the event of an additional change in control after the proposed ExcelStor Transaction but within three years of the closing of the ExcelStor Transaction and involving certain ExcelStor related companies, the total payments that would be due to an executive officer in such instance would be reduced by the amount of payments made to or on behalf of the executive as a retention bonus. If such additional change in control occurred more than three years after the closing of the proposed acquisition transaction, there would be no reduction to the payments to which an executive officer was entitled regardless of the amounts previously paid as retention bonus amounts. In addition, the provision allowing the termination of employment by the Named Executive Officer for any reason or no reason during the 30-day period beginning on the first anniversary of the change in control was to be deleted on the closing of the proposed acquisition transaction, but for that transaction only.

        As noted above, effective April 8, 2008, in connection with the termination of the Purchase Agreement, each of the above described Retention Bonus and Amendment of Executive Retention Agreements automatically terminated in their entirety in accordance with their terms.

        Compensation Elements of the Proposed EMC Transaction.    In connection with the planned acquisition of the Company by EMC, as authorized by, and with the consent of, EMC, the Iomega Board approved the payment of certain bonuses to Messrs. Huberman and Kampfer as consideration for their agreement to terminate their respective Executive Retention Agreements, effective upon the successful completion of the EMC transactions. In particular, upon the completion of the Merger, the Company will pay to Mr. Huberman a bonus in an amount equal to $750,000 and will pay to Mr. Kampfer a bonus in an amount equal to $650,000. In consideration for entering into

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Non-Competition Agreements with EMC, these executive officers will each receive an additional payment of $250,000 on completion of the Merger. Additionally, concurrently with the execution of the Merger Agreement, EMC entered into separate letter agreements with Messrs. Huberman and Kampfer (the "Letter Agreements"). The Letter Agreements, which are effective and contingent upon the consummation of the Merger, contain terms relating to the employment of Messrs. Huberman and Kampfer following the effective time of the Merger. Further information relating to the compensation of Messrs. Huberman and Kampfer in connection with the Merger are disclosed in the Schedule 14D-9.

Potential Payments Upon Termination Or Change In Control

        The information below reflects the potential payments and benefits each Named Executive Officer of the Company could receive in the event of a termination of the executive officer's employment. The data assumes that such termination was effective on December 31, 2007.

        The accelerated vesting of stock options is valued on the difference between the Company's closing share price ($3.47) on December 31, 2007, and the exercise price for each option that receives accelerated vesting. Therefore, options already vested at December 31, 2007 are not included in the potential payment table.

        The amounts set forth in the table do not include payments and benefits which are extended by law or on a non-discriminatory basis to salaried employees generally on termination of employment. This would include such items as accrued vacation pay and 401(k) account balances.

        The executive retention agreements for all three Named Executive Officers were amended in 2007 to provide various new terms that would apply only in connection with the potential ExcelStor Transaction. In April 2008, the Iomega Board officially notified ExcelStor and the Selling Shareholders that it was terminating the Purchase Agreement.

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        The table below sets out potential payments that would be made in the event of a change in control by an entity that is not EMC, or ExcelStor and pursuant to certain other termination events.

Name	Salary		Bonus		Health and Other Insurance Benefits		Additional Vested Options (#)	Value of Additional Vested Options		Other Compensation

Jonathan Huberman Voluntary Termination Involuntary Termination Change in Control(1) Termination following Change in Control(2)	$	— 500,000 — 1,000,000	$	— 500,000 — 1,000,000	$	— 19,645 — 39,290	— — 129,500 129,500	$	— — 140,738 140,738	$	— — — 25,000

Thomas Kampfer Voluntary Termination Involuntary Termination Change in Control(1) Termination following Change in Control(2)		— 355,000 — 532,500		— 266,250 — 399,375		— 19,779 — 29,668	— — 67,875 67,875		— — 67,395 67,395		— — — 25,000

Preston Romm Voluntary Termination Involuntary Termination Change in Control(1) Termination following Change in Control(2)		— 202,250 — 270,000		— 75,000 — 148,500		— 15,495 — 20,659	— — 65,625 65,625		— — 37,625 37,625		— — — 25,000

(1)
On a change in control event as defined in certain of the option plans and agreements, one-half of any unvested options will be immediately vested.

(2)
On a termination of employment within two years following a change in control, all additional unvested options will be fully accelerated, and the executive will be entitled to outplacement services up to a maximum cost of $25,000. For additional information, see section entitled "Executive Retention Agreements" under "Employment and Executive Retention Agreements."

        Severance payments made following involuntary termination will be paid on a bi-weekly basis. Health insurance payments generally will be paid in a lump sum.

Compensation Committee Interlocks and Insider Participation

        The following directors were members of the Compensation Committee during 2007: Stephen David, Committee Chair, Daniel Maurer, John Nolan and until his resignation in September 2007, Bruce Darling. During 2007, none of the members of the Compensation Committee was an officer or employee of the Company during the time that he served on the Compensation Committee, nor is a former officer of the Company or a party to a related-party transaction.

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DIRECTOR COMPENSATION

        The Company's non-employee Directors receive fees for their services on the Iomega Board and its committees and are reimbursed for out-of-pocket expenses in connection with the Company's business activities. Directors also receive stock options under existing option plans. The compensation earned by non-employee Directors for services during 2007 is set forth below. The headings for "Non-Equity Incentive Plan Compensation," "Stock Awards," "All Other Compensation,"and "Changes in Pension Value and Nonqualified Deferred Compensation Earnings" have been omitted as no compensation has been earned, paid or awarded in these categories. None of the individuals listed received any perquisites from the Company in 2007.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Total ($)
Robert Berkowitz(*)	72,347	56,169	128,516
Reynolds Bish	45,603	28,282	73,885
Bruce Darling(*)	43,526	14,739	58,265
Stephen David	100,000	16,998	116,998
Margaret Hardin	62,500	14,739	77,239
Daniel Maurer	56,500	13,064	69,564
John Nolan	66,000	10,106	76,106

*
Messrs. Berkowitz and Darling resigned from the Iomega Board in 2007.

(1)
This column reflects the compensation cost recognized for accounting purposes in 2007 for options that vested in fiscal year 2007, and are in accordance with FAS 123R. The assumptions used in the calculations of these amounts are set forth in the Notes to the Company's audited financial statements for fiscal year 2007 which are included in the Company's Annual Report on Form 10-K filed with the SEC on March 14, 2008, as amended.

(2)
The following table provides information on stock options granted to the non-employee Directors in fiscal year 2007 and their aggregate holdings at year end:

Name	All Other Option Awards: Number of Securities Underlying Options (#)(a)	Exercise or Base Price of Option Award ($/Sh)	Grant Date Fair Value of Option Awards Granted in Fiscal Year ($)	Aggregate Total Options Outstanding at End of Fiscal Year (#)
Robert Berkowitz	20,000	4.15	83,000	51,005	(b)
Reynolds Bish	20,000	4.15	83,000	70,000
Bruce Darling	20,000	4.15	83,000	—	(c)
Stephen David	20,000	4.15	83,000	75,000
Margaret Hardin	20,000	4.15	83,000	45,000
Daniel Maurer	20,000	4.15	83,000	40,000
John Nolan	20,000	4.15	83,000	45,000

  (a)
  All options in this column were granted on May 23, 2007, and vest at 25% per year over four years on each anniversary of the grant date. Options granted to Directors vest over either four or five years depending on the plan in effect at the time of grant. Grants made prior to 2007 were issued with an exercise price equal to the average of the high and low stock prices on the date of grant. Commencing with grants made in 2007, the exercise price equals the closing price of the Common Stock on the date of grant. Pursuant to resolutions of the Iomega Board, under the new 2007 Stock Incentive Plan, on initial election to the Iomega Board, each

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    Director receives an option for 20,000 shares. Thereafter, each non-employee Director is eligible to receive an annual option grant for 20,000 shares on the date of the annual meeting of stockholders. These grants vest at the rate of 25% per year on each anniversary of the grant date, and the life of each option is ten years from date of grant.

  (b)
  Mr. Berkowitz resigned from the Iomega Board in November 2007 due to health reasons and retained his options pursuant to the provisions of the various stock option plans under which the grants were made.

  (c)
  Mr. Darling resigned from the Iomega Board in September 2007 and had no options outstanding at the end of the fiscal year.

        Compensation to non-employee Directors is determined using historical Company practices and reviewing data for comparable companies. Management, through the Director of Human Resources and the President/Chief Operating Officer, provides competitive benchmarking data and analysis to the Committee. No outside consultants are engaged in this process. Director compensation currently consists of cash and stock options. Changes to non-employee Director compensation are reviewed by the Committee and presented to the full Iomega Board for approval.

        During 2007, non-employee Directors were compensated in accordance with the following fee schedule with the exception of Mr. Bish. At the time he joined the Iomega Board in 2006, Mr. Bish waived his Iomega Board and committee retainers for a period of one year and received in lieu thereof 30,000 stock options under the 1997 Stock Incentive Plan. Mr. Bish was compensated under the existing fee schedule beginning after the May 2007 annual meeting.

Annual Retainer:
Chair of the Board	$100,000
Other Non-Employee Directors	$30,000
Committee Fees:
Chair of the Audit Committee	$40,000
Chair of the Compensation Committee	$20,000
Chair of the Ethics and Compliance Committee	$10,000
Members of the Audit Committee	$15,000
Members of the Compensation Committee	$10,000
Other Members of a Standing Committee (other than the Nominating and Governance Committee)	$5,000
Meeting Fees:
Iomega Board Meeting	$2,000
Committee Meeting (not paid if meeting fees exceed $3,500 for same two-day period)	$1,500
Per Iomega Board or Committee Meeting by Teleconference	$500

        There are no committee or meeting fees with respect to the Nominating and Governance Committee.

        The Iomega Board has an ad hoc Special Committee which replaced the Strategy Committee in February 2007. The current members of the Special Committee are Messrs. David, Chair, and Bish. No meeting fees are paid for service on this Committee.

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RELATED-PERSON TRANSACTIONS

        The Company realizes that transactions between the Company and any of its Directors, Director nominees, executive officers, holders of five percent or more of the outstanding Common Stock or their immediate family members can present potential or actual conflicts of interest and create the appearance that Company decisions are based on considerations other than the best interests of the Company and its stockholders. The Company has a Code of Conduct which establishes guidelines to aid Directors and executive officers in avoiding such transactions. However, the Company recognizes that there are situations where such transactions may be consistent with the best interests of the Company. Therefore, the Company also has a written Related Persons Transactions Policy which requires the Audit Committee to review and, if appropriate, approve or ratify such transactions. Pursuant to the policy, the Audit Committee will review any transaction in which the Company is or will be a participant and the amount involved exceeds $120,000, and in which any of the Directors, director nominees, executive officers, holders of five percent or more of the outstanding Common Stock, or their immediate family members had, has or will have a direct or indirect material interest. After a review, the Audit Committee will only approve or ratify those transactions that are consistent with the best interests of the Company and its stockholders, as the Audit Committee determines in good faith. As set out in the Code of Conduct, certain transactions smaller than $120,000 are prohibited as well.

Related-Person Transactions in Fiscal 2007

        There were no related-person transactions in 2007.

AUDIT COMMITTEE REPORT

        The Audit Committee currently consists of three members of the Iomega Board. All members of the Audit Committee are independent as determined by the Iomega Board in conformance with the rules of the NYSE.

        The Audit Committee meets with the internal and independent auditors both with and without the Company's management present and discusses the results of their audits, their evaluations of the Company's internal controls and the quality of the Company's financial reporting. The Audit Committee acts under a written charter and has reviewed and discussed the Company's audited financial statements for fiscal year 2007 with the Company's management and with BDO Seidman, LLP ("BDO"), the Company's independent registered public accounting firm.

        The Audit Committee has discussed with BDO the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), as amended or supplemented. The Audit Committee has received the written disclosures and the letter from BDO required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as amended or supplemented, and has discussed with BDO its independence from the Company.

        Based on the review and the discussions described, the Audit Committee recommended to the Iomega Board that the audited financial statements be included in the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2007.

Reynolds C. Bish, Acting Chairman Stephen N. David Margaret L. Hardin

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QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contracts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
  Annex I
IOMEGA CORPORATION 10955 VISTA SORRENTO PARKWAY SAN DIEGO, CA 92130 (858) 314-7000 INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
GENERAL INFORMATION
RIGHT TO DESIGNATE DIRECTORS; EMC DESIGNEES
CERTAIN INFORMATION REGARDING THE COMPANY
INFORMATION CONCERNING CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF IOMEGA CORPORATION
SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
WEBSITE AVAILABILITY OF CORPORATE GOVERNANCE AND OTHER DOCUMENTS
EXECUTIVE COMPENSATION
COMPENSATION COMMITTEE REPORT
DIRECTOR COMPENSATION
RELATED-PERSON TRANSACTIONS
AUDIT COMMITTEE REPORT